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REGISTRANT'S NAME Koninklijke Wessanen NV

*CURRENT ADDRESS Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

FILE NO. 82- 1306 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/11/03

Wessanen

Organization

Focus

Strategy

Markets

Finances

Results

Koninklijke Wessanen nv | Annual Report 2002

Koninklijke Wessanen nv | Annual Report 2002



Wessanen in brief

— CORPORATE PROFILE

Koninklijke Wessanen nv is a multinational food corporation based in the Netherlands which operates in European, American and Canadian markets. At Wessanen we market, distribute and produce wellness consumer products that are natural, healthy and easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation form the basis for growth and continuity in all our companies.

— MISSION

We create value by fulfilling the nutritional needs of consumers with a health and quality-conscious lifestyle.

— CORPORATE OBJECTIVES

- Autonomous growth of sales, structurally above market average, further strengthened by acquisitions
- Leadership in the wellness sector

— STRATEGIC SPEARHEADS

- Investment in strong brands
- Expansion of the distribution network
- Focus on product innovation

— SUCCESS FACTORS

We consider several factors essential in successfully attaining our strategic ambitions. Entrepreneurship, value-based management and a coherent structure together enable us to meet our objectives.

the story behind the headlines
www.wessanen.com/websanen

The Wessanen organization (as per February 20, 2003)

Koninklijke Wessanen nv

Corporate staff

Natural & Specialty Foods

Tree of Life North America

- Southeast Region — United States
- Southwest Region — United States
- Northeast Region — United States
- Midwest Region — United States
- West Region — United States
- Northwest Region — United States
- Canada Region — Canada
- American Natural & Specialty Brands — United States
- Liberty Richter — United States
- American Beverage Corporation — United States

Tree of Life Europe

- Distriborg Groupe — France/Italy/Spain
- Corposan — Germany
- Boas/Zonnatura — The Netherlands
- Kallo Foods — United Kingdom
- Natudis (70%) — The Netherlands
- Tree of Life UK — United Kingdom
- Wessanen do Brasil — Brazil

Cereals

- Dailycer — United Kingdom/France/The Netherlands
- Delicia — The Netherlands

Convenience Food

- Beckers — The Netherlands/Belgium
- Beckers-KK — Germany
- Gelderland Frischwaren GmbH — Germany

Net sales 2002

EBITA[1] 2002


37.5%
62.5%
33.4%
66.6%
Europe
North America


8.9%
5.8%
8.4%
14.4%
62.5%
11.0%
13.9%
12.8%
33.3%
29.0%
Natural & Specialty Foods Europe
Natural & Specialty Foods North America
Cereals
Convenience Food
Dairy


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002
200
175
150
125
100
75
50
25
0
1998
1999
2000
2001
2002
Dairy
Core business

[1] Operating result before amortization of goodwill, write-off of ERP-systems, including related costs

Financial highlights

in millions euro, unless stated otherwise

NET SALES AND INCOME FIGURES	2002	2001
NET SALES	2,829.6	3,967.9
EBITA[1]	62.2	124.6
— as a percentage of net sales	2.2%	3.1%
Write-off ERP-system including related costs	(23.6)	-
Amortization of goodwill	(9.2)	(4.3)
EBIT[2]	29.4	120.3
— as a percentage of net sales	1.0%	3.0%
Net income from ordinary activities before exceptional items and before amortization of goodwill	35.8	78.5
— as a percentage of net sales	1.3%	2.0%
Net ordinary income	11.3	74.2
— as a percentage of net sales	0.4%	1.9%
Extraordinary result after taxes	90.1	164.8
NET INCOME	101.4	239.0
— as a percentage of net sales	3.6%	6.0%
FINANCING AND INVESTMENTS		
Shareholders' equity as a percentage of total assets	51.0%	42.3%
EBITDA[3] - interest ratio	6.4	5.5
Cash flow from operating activities	51.3	103.6
Investments in property, plant and equipment	42.3	85.6
Net cash flow from acquisitions and divestments	149.6	605.4
PERSONNEL		
Average number of employees	11,070	17,114
Employees outside the Netherlands	9,490	15,980
FINANCIAL INFORMATION PER SHARE (IN EURO)		
Shareholders' equity	8.66	7.01
Net income from ordinary activities before exceptional items and before amortization of goodwill	0.51	0.94
Net income from ordinary activities	0.16	0.89
Net income	1.44	2.86
Diluted earnings	1.44	2.86
Dividend	0.58	0.58
Highest share price	10.30	14.77
Lowest share price	6.20	7.76
Share price as at December 31	6.60	10.00
Average number of shares outstanding, excl. treasury stock	70,311,728	83,560,391
Number of shares outstanding as at December 31	72,588,501	72,588,501

[1] Operating result before amortization of goodwill and exceptional items

[2] Operating result

[3] Operating result before amortization of goodwill, depreciation of property, plant and equipment and before exceptional items



Contents

2 Wessanen in brief
3 The Wessanen organization
5 Financial highlights
7 Contents

9 Report of the Executive Board
14 Financial overview per group
15 Natural & Specialty Foods Europe
17 Natural & Specialty Foods North America
20 Cereals
22 Convenience Food Group
24 Dairy Europe
25 Financing
27 Cash flow, acquisitions and investments
28 Risk management
29 Employees

32 Message from the Supervisory Board
34 Report of the Administratiekantoor van Aandelen Koninklijke Wessanen
36 Declaration

37 2002 Financial statements

67 Additional information
68 Auditors' Report
69 Appropriation of the net income for 2002
70 Special rights conferred by the Articles of Association
71 Shareholders' information
72 Condensed consolidated income statement
73 Condensed consolidated balance sheet

75 Addresses
79 Lexicon

Report of the Executive Board



The wellness strategy is based on the consumer demand for high-quality, healthy and tasty food, which is easy to prepare.

Mac Zondervan



Koos Kramer



Rick Thorne



GENERAL

The year 2002 proved a difficult one for Wessanen in which we were unable to meet expectations. This was largely due to the disappointing results of Tree of Life North America, our largest operation. However, other parts of Wessanen did record positive results, which contributed to the further development of our organization.

The sale of Leerdammer Company completed the divestment of the dairy activities. This last major divestment marks the end of a two-year transitional period for Wessanen. Now that we have sold off the dairy operations – which accounted for 40% of net sales in 2000 – our operational portfolio is focused entirely on the wellness markets. Thanks to the proceeds from the sale of our dairy operations in 2002 and hence low debts, Wessanen's healthy balance sheet was further strengthened.

The wellness strategy is based on the consumer demand for high-quality, healthy and tasty food, which is easy to prepare. The demand for these products continued to grow in 2002. Despite the bleak economic climate in Europe and pressure on consumer spending, the operations of our European divisions showed satisfying sales growth. The improvement in the EBITA was due to autonomous growth, and the contribution of two UK companies, Nature's Store and Kallo Foods, which we acquired in 2002.

Things worked out differently for our North American operations. Though the demand for healthy and natural food also increased in the USA in 2002, Tree of Life North America faced various operational problems, which adversely affected the operating result. First of all, focus on cost reductions by the retail sector in response to the difficult economic situation resulted in pressure on our prices and those of our suppliers. Furthermore, we lost two large customers in the summer of 2002. A new distribution deal with Wild Oats Markets, Inc., partly compensated for this loss. Though the resolute response to this operational challenge resulted in positive sales through Wild Oats in the second half of 2002 and kept the turnover more or less stable, the change in product mix and the inevitable start-up issues had a negative impact on the operating result. In addition, the initial implementation of an Enterprise Resource Planning (ERP) system in one of the regional distribution centers had a considerable negative effect on the daily operations and the results of this region. After assessing the situation, it was decided that the system would be substantially modified and partly written down.

Decrease in net sales due mainly to divestments

The decrease in net sales from EUR 4.0 billion in 2001 to EUR 2.8 billion in 2002 is due mainly to the divestment of the American dairy operations and Golden Foods International in 2001 and the divestment of Leerdammer Company in December of 2002. The sales from the current operations (including 11 months of Leerdammer Company) showed a marginal decrease from EUR 2.9 billion in 2001 to EUR 2.8 billion in 2002, mainly as a result of the weakening of the US dollar in comparison with the euro. The EBITA from the current activities before exceptionals decreased to EUR 62.2 million (2001: EUR 89.1 million). Disappointing results in the second half of 2002 – particularly in the EBITA of Tree of Life North America – prompted us to review expectations in August 2002 and in the second week of 2003. As there was no prospect of achieving the August expectations for 2003, to which Mac Zondervan had committed himself, Mr Zondervan announced his resignation as Chairman of the Executive Board. However, at the request of the Supervisory Board, Mr Zondervan will not step down before a successor has been appointed. Net income per share from ordinary activities before exceptional items and amortization of goodwill are EUR 0.51 (2001: EUR 0.94). After exceptional and extraordinary income and charges the earnings per share are EUR 1.44 (2001: EUR 2.86).

STRATEGIC SPEARHEADS

Wessanen's wellness strategy is spearheaded by strong brands, expansion of the distribution network and innovation.

INVESTMENT IN STRONG BRANDS

Development of brand portfolio strategic spearhead

Wessanen's wellness strategy targets the health and quality-conscious consumer. These consumers have high demands and are best served with strong brands and special, high-quality products. This is why continuous development of our brand portfolio and expertise in brand positioning forms one of the spearheads of our strategy.

In 2002 Tree of Life Europe carried out a consumer survey. The results of this survey have since been converted into concrete action plans which are now being implemented. As well as concentrating on key brands, the company will continue to develop synergies by initiating cross-launches and sharing product concepts.

In 2002 close attention was also paid to developing marketing strength and expertise. A tailor-made internal training program was started and a brand management methodology was introduced to further streamline our marketing operations.

With the acquisition of Kallo Foods in July 2002 we gained a leading brand in the UK market for organic food. This brand, which fits in perfectly with the other brands in the European portfolio, consists of a specialized product range including rice crackers and breadsticks.

EXPANSION OF THE DISTRIBUTION NETWORK

Our goal is to establish a comprehensive distribution network for supermarkets, health stores, specialty stores and the out-of-home segment. The further expansion and development of our technological knowledge and operational efficiencies form an essential part of our strategy.

In March 2002 we acquired the UK distribution company Nature's Store. With its wide range of health foods and beverages, its large customer base in specialty stores in particular, and its excellent logistical capacity, Nature's Store is strengthening the operations of Tree of Life in the UK.

Tree of Life North America gained a new contract with Wild Oats Markets, Inc., effective from September 2002. By becoming the primary distribution partner for Wild Oats, Tree of Life North America has assumed a significant supply chain position in the so-called 'supernatural' retail segment, a rapidly growing marketplace of large, professionally run supermarket size stores specializing in natural and organic food.

FOCUS ON INNOVATION

We are constantly investing in the development of new, innovative wellness products and concepts. For example, the introduction of Gayelord Hauser protein diet products in the French supermarkets was very successful. These innovative products are based on the wellness concept of renowned German nutritionist Gayelord Hauser. The product range includes, amongst others, preparations, bars and soups and aims at weight loss, without loss of either muscle mass or energy.

Innovation and renewal are not only forging ahead at product level; they are also important in our business processes. In 2002 Tree of Life North America began developing a new 'go to market' strategy. This marketing strategy consists of a modular portfolio of service offerings, supply chain partnerships and logistical alliance concepts. Together with the national distribution network, extensive product range and sophisticated technological systems, the new 'go to market strategy' assures the retailer of a tailor-made service package.

— MORE TRANSPARENT COMMUNICATION

Wessanen attaches prime importance to open and clear communication with its internal and external target groups. To provide more insight into the development of the results and the progress of the wellness strategy we started publishing quarterly figures as of the third quarter of 2002. In February 2003 we intend to launch a quarterly online magazine which will be accessible through our website and feature recent developments and strategic activities.

In order to improve communication between the organization and its shareholders an additional informative Shareholders' Meeting was held on August 28, 2002. The half-year figures for 2002, the outlook for 2002 and subsequent years, the corporate strategy and Corporate Governance were explained at this meeting.

— OUTLOOK

With the sale of Leerdammer Company in December 2002, Wessanen has completed its transition towards its wellness strategy. The year 2003 will be the first year to reflect results solely related to the wellness business.

No concrete outlook for 2003

Considering current circumstances Wessanen refrains from stating a concrete outlook for 2003, in addition to the general guidance given in January, stating that 2003 results will exceed 2002.

Expectations for operational developments in 2003 include:
- Sales growth at Tree of Life Europe, due to effective marketing of key brands, innovations, market growth and targeted acquisitions
- Operational benefits from improvements of efficiency and service levels at Tree of Life North America
- Cost reduction driven by increased efficiency as a result of the reorganization in the UK, as well as further focus on value-added cereal products at the Cereals group
- Sales growth due to innovations and further cost reductions at the Convenience Food Group

For 2003, Wessanen's short-term objectives include:
- Appoint successor CEO
- Increase efficiency of operations at Tree of Life North America
- Reorganize the Cereal business in the UK

Long-term strategic goals remain:
- Invest in strong brands
- Expand distribution network
- Focus on innovation, both in products and business processes

Financial overview per group

in millions euro

	N&SF Europe	N&SF North America	Cereals	Convenience Food	Dairy Europe	Corporate	Divested	Total
2002								
Sales	407.4	1,769.1	236.6	163.4	253.1	–	–	2,829.6
EBITA*	23.9	20.8	9.2	10.0	7.8	(9.5)	–	62.2
ROS*	5.9%	1.2%	3.9%	6.1%	3.1%	–	–	2.2%
Average capital employed	72.8	447.0	85.2	49.6	50.7	(27.0)	–	678.3
ROI*	32.8%	4.7%	10.8%	20.2%	15.4%	–	–	9.2%
Increase economic premium	(4.7)	(29.8)	(2.8)	2.7	8.2	5.9	–	(20.5)
Average goodwill	193.0	213.8	84.3	60.5	7.3	–	–	558.9
ROIC*	9.0%	3.1%	5.4%	9.1%	13.4%	–	–	5.0%
2001								
Sales	343.5	1,907.0	231.1	162.4	292.3	–	1,031.6	3,967.9
EBITA	19.6	55.5	11.9	7.7	1.1	(6.7)	35.5	124.6
ROS	5.7%	2.9%	5.1%	4.7%	0.4%	–	3.4%	3.1%
Average capital employed	50.6	465.0	94.0	54.0	75.3	12.7	188.4	940.0
ROI	38.7%	11.9%	12.7%	14.3%	1.5%	–	18.8%	13.3%
Increase economic premium	(2.2)	(14.9)	(8.0)	(1.3)	(17.9)	2.0	0.1	(42.2)
Average goodwill	148.3	206.5	81.2	60.5	7.3	–	156.6	660.4
ROIC	9.9%	8.3%	6.8%	6.7%	1.3%	–	10.3%	7.8%

* Before exceptional items

Please turn to pages 79 through 80 for an explanation of terminology used.

cover-to-cover wellness
www.wessanen.com/websanen

Natural & Specialty Foods Europe

— PROFILE

Tree of Life Europe (TOL Europe) is based in Tilburg, the Netherlands, and runs operations in seven Western European countries. The core business is niche products in the market for healthy, natural food and specialties. Main brands of this group are Bjorg, Gayelord Hauser, Kallo, Tartex and Zonnatura. TOL Europe operates as one team in which optimal use is made of the specific competencies of each company.

— STRATEGY

TOL Europe aims to achieve ongoing autonomous and acquisition-led growth in Europe by pursuing a common vision of the health food market, the distribution channels, the product range and the European brand portfolio. Synergy is created and utilized between the different TOL Europe companies through cross-selling and cross-sourcing.
At the same time, the group wants to gain a solid market position in specialties and exotic products throughout Europe.

More than 60% own brands

In 2002 more than 60% of the net sales was realized from the company's own brands. Our aim is to further grow the share of branded sales in the coming years.

TOL Europe specializes in a wide variety of innovative products, which are often positioned under umbrella brands. In doing this it leverages its competencies in low-volume distribution and niche marketing.

TOL Europe's main distribution channels are retail and specialty stores. The group strategy is to further develop the niche markets for wellness food by introducing specific European brands for each of these channels. Natural foods account for 89% and specialties account for 11% of the total sales of the group.

— RISK PROFILE

In our estimation the risk profile for TOL Europe's marketing and distribution operations is low, largely because the production processes – and hence the associated risks – are minimized. The group is perfectly equipped to deal with market risks, thanks to the differentiated market approach to the supermarket channel and the individual specialty stores. The geographical spread and the high percentage of branded sales also protect the market position.

Many consumers see safety and quality as important arguments for choosing organic, natural and healthy food. For this reason any problems in these food chains could seriously undermine consumer confidence and hence our operations.

— MARKET DEVELOPMENTS, RESULTS AND OUTLOOK

In 2002 almost all TOL Europe companies increased their market share of products on the shelves of the large supermarket chains. Gayelord Hauser and Bjorg were the most succesful brands of 2002, with a sales increase of over 10%. Furthermore, the Kallo brand, which was acquired in July 2002, showed a 45% growth over 2002.

in millions euro, unless stated otherwise

	2002	2001
Net sales	407.4	343.5
EBITA	23.9	19.6
ROS	5.9%	5.7%
Average capital employed	72.8	50.6
ROI	32.8%	38.7%
Increase economic premium	(4.7)	(2.2)
Average goodwill	193.0	148.3
ROIC	9.0%	9.9%

In 2002 almost all TOL Europe companies increased their market share of products on the shelves of the large supermarket chains. Gayelord Hauser and Bjorg were the most successful brands of 2002, with a sales increase of over 10%. Furthermore, the Kallo brand, which was acquired in July 2002, showed a 45% growth over 2002.

The sales channel of independent European health food stores developed slower. This segment came under pressure, especially in Germany. As a result, Corposan, our German operation, experienced a limited decrease in sales compared with 2001.

Sales remained at high level 2001

The almost flat autonomous sales growth should be seen in the context of a beneficial year 2001 because of positive BSE and food & mouth effects in 2001 versus more difficult economic conditions in 2002.

The EBITA increased by EUR 4.3 million, driven by marked sales increases of some of our major brands and by good results contributions from our recent acquisitions in the UK.

Shortly after the close of the financial year Wessanen purchased the Natudis shares of Hügli AG, Switzerland, thereby increasing its participation in Natudis from 41% to 70%.

For 2003 TOL Europe is forecasting limited sales growth, driven by the effective marketing of key brands, innovations, market growth and targeted acquisitions.

STRATEGIC SPEARHEADS

SPEARHEADS 2002	CONCRETE ACTIONS 2002	SPEARHEADS 2003
Expand the portfolio of strong brands	Acquisition Kallo Foods Acquisition Nature's Store	Actively develop product range and brands
Ongoing development of market-oriented product range	Consumer study Professionalizing marketing plans	Extra growth key brands Cross-selling and cross-sourcing between TOL Europe companies
Further develop leading market position in Europe	Start training courses	Further growth through targeted acquisitions

Natural & Specialty Foods North America

PROFILE

Tree of Life North America (TOL NA) is recognized as the market leader in the distribution and marketing of natural, organic and specialty food products in both the US and Canada. From its 17 distribution facilities, TOL NA offers specialized stores, supermarkets and 'supernaturals', coast to coast, the broadest assortment available of these kinds of products. In addition, the company's marketing service programs, targeted to the needs of each specific retail channel served, focus on effective category management and on maintaining the company's position as category captain for natural and specialty foods.

Broad assortment natural, organic and specialty food products

Within TOL NA, American Natural & Specialty Brands and Liberty Richter are responsible for the marketing of both company-owned and sole agency brands, sold through multiple consumer channels, targeted at meeting consumer demand for healthy and specialty niche products. The operations of American Beverage Corporation (ABC) also fall under this North American group. ABC specializes in the production, marketing and distribution of fruit flavored drinks and juices, water and non-alcoholic cocktail mixes.

STRATEGY

The long-term strategy of TOL NA is to attain profitable growth by strengthening its leading position in three main channels: specialized stores, supermarkets and 'supernaturals'. *In view of current developments,* TOL NA*'s short-term focus is on operational improve*ment and cost reduction. First of all, the changes in the company's operations at both the corporate and division levels will further reduce infrastructure expenses and increase service levels, operating flexibility and efficiency. Furthermore, TOL NA will enhance its go-to-market processes through a newly developed strategy. By offering a modular portfolio of segmented supply chain marketing and distribution services, TOL NA will provide customers with a tailor-made high-quality service package that anticipates the increasingly competitive pricing environment in the markets we serve. Finally, additional investments in automation and mechanization are essential to make the company's distribution services even more flexible and efficient.

RISK PROFILE

The risk profile of TOL NA's marketing and distribution operations is closely associated with the significant share of business which the company's largest customers represent.

Competitive pressure in retail as a result of consolidation

Competitive pressures arising from retail consolidation, and Wal-Mart's continuing rapid growth within the supermarket industry, are forcing national and regional supermarket chains to reposition their merchandising activities, and improve their cost of goods efficiencies. The focus on cost of goods can drive increased price competition amongst vendors, suppliers and wholesale distributors. In the natural food supply chain, increased competition between the supernaturals and independent retailers for market share and customers is also expected to exert pricing pressures on suppliers.

The five largest supermarket customers represent 52% of TOL NA's sales. The loss of one of these major customers is a risk factor. To mitigate this risk, TOL NA has made significant investments in systems and processes to improve the quality and value of the marketing and distribution services with a focused concentration on service level improvements, speed to market with new products and maintaining a category leadership and development position.

Every year 10-15% of the TOL NA's product assortment is replaced by new items. The products that are eliminated are either discontinued due to unsatisfactory results or, occasionally are successful enough to progress from a niche to a mainstream product. In the latter case, the product ships directly from the producer to the supermarket, bypassing the distributor in the supply chain.

Finally, with the company's sophisticated order and distribution processes, TOL NA is dependent on highly efficient operating systems.

— MARKET DEVELOPMENTS, RESULTS AND OUTLOOK

in millions euro, unless stated otherwise

	2002	2001
Net sales	1,769.1	1,907.0
EBITA*	20.8	55.0
ROS*	1.2%	2.9%
Average capital employed	447.0	465.0
ROI*	4.7%	11.9%
Increase economic premium*	(29.8)	(14.9)
Average goodwill	213.8	206.5
ROIC*	3.1%	8.3%

* Before an exceptional charge of 23.6 for a partial write-off of the ERP system and related costs

TOL NA 2002 results under heavy pressure

Despite continuing growth in the US market segment for natural and healthy food products the results of TOL NA came under heavy pressure in 2002. While the sales of natural products to supermarkets have grown, other product categories showed a decrease of 8%. This sales decline is almost entirely attributable to the loss of major customers Albertsons and HEB in the summer of 2002, the restructuring of the supplier relationship with Wal-Mart, and Safeway's decision to take some of the leading product categories through their own warehouse program. The subsequent sales decline was largely offset by new sales through Wild Oats Markets. The new supply chain relationship with Wild Oats, the number two player in the rapidly growing 'supernatural' retail segment, began to have a positive impact on sales figures late in the year, contributing sales of over USD 35 million in the fourth quarter.

The Wild Oats relationship, which is expected to generate annual sales of over EUR 150 million, provides further opportunities for stronger growth in TOL NA's sales to other natural product retailers in 2003. To effectively service Wild Oats, TOL NA expanded its refrigerated, frozen, and grocery assortment of natural and organic food products, and introduced a very competitive bulk foods program. This expanded assortment will not only drive sales for Wild Oats, but can be leveraged to grow sales with other existing natural food store and supermarket customers, and to develop new business relationships with both conventional and natural food supermarket retailers.

In 2002, the management of TOL NA's distribution centers and brand activities were restructured under seven regional management teams (Southeast, Southwest, Northeast, Midwest, West, Northwest and Canada). This regional alignment has positioned to restructure its distribution network over the coming months.

TOL NA is also focused on growing its brand presence and profitability through strategic repositioning and acquisitions. At the beginning of 2002, the Corporate Brand Development Group and American Natural Snacks were combined into a new entity, American Natural & Specialty Brands (ANSB). This new team is moving forward with an emphasis on marketing and building brands.

Acquisition activity within TOL NA was focused on market consolidation opportunities in specific product categories and geographic territories. During 2002, TOL NA acquired BEC Trading Limited, a Canadian natural and specialty foods distribution company that services supermarket chains and independent retailers. BEC was consolidated with the existing operations of TOL Canada East.

Early 2002 the new Enterprise Resource Planning (ERP) system was installed in the Southeast region. An assessment of the system's performance revealed that further development was needed before implementation could proceed further. This means that some functionalities will need to be rebuilt. After an in-depth review, a decision has been taken to partly write down the system (EUR 23.6 million, including related costs), which is included in 2002 results as an exceptional item. The remaining value of the system is EUR 18 million.

Priorities 2003:
reduce costs,
solve ERP problems and
enhance service levels

The profound organizational changes, related to changes to the client base, the regionalization and the troublesome ERP introduction in our Southeast division lowered EBITA by EUR 21 million. Moreover, at the end of 2002, an additional charge of EUR 14 million, of which about half can be considered recurring costs, was taken to increase provisions for receivables, stocks and insurance. These disappointing results, which mainly occurred in the second half of 2002, led to major changes at TOL NA in both management and management structure.

For 2003, TOL NA focuses on reducing operating expenses and enhancing performance by continuing the regionalization process. Moreover, the ERP problems in the Southeast region will be solved and a renewed implementation plan for the system will be completed.

— STRATEGIC SPEARHEADS

SPEARHEADS 2002	CONCRETE ACTIONS 2002	SPEARHEADS 2003
— Strengthen the market position — Focus on innovative marketing	— Distribution agreement with Wild Oats — Development of go-to-market strategy — Establishment of ANSB	— Reduce operating expenses — Improve working capital
— Improved and flexible distribution and logistical services	— Regionalization	— Enhance service levels
		— Solve ERP problems

Cereals

— PROFILE

Cereal products with high added value

Dailycer, Wessanen's Cereals group in the United Kingdom, France and the Netherlands, produces, sells and distributes a full range of cereal products under private label with the emphasis on innovative specialties with high added value. This group also includes the operations of Delicia in Tilburg, the Netherlands (chocolate sprinkles and flakes) and Telford Foods in the United Kingdom (dry soups and sauces), which was divested in July 2002.

— STRATEGY

Growth in the sales of traditional cereal products is leveling out, therefore Dailycer is explicitly focusing its strategy on cereal products with high added value. By concentrating on the growing market of the health and quality-conscious consumer, Dailycer is supporting supermarkets with their added value private label products. Key investments in the production of cereal bars and healthy, up-market breakfast cereals will reinforce Dailycer's position in these growth segments. The ability to offer additional services such as marketing support is also a critical success factor for Dailycer in the private label market.

— RISK PROFILE

Dailycer's customers include many European supermarket chains. Excellent service and high quality standards are essential in order to hold on to the current customers in the increasingly competitive market for private labels. Hence, the price policy needs to be closely linked to that of the A brands. Maintaining the price differences with the A brands inevitably affects the margins.
Furthermore, the operating result of the group is sensitive to fluctuations in the price of raw materials, since increases cannot always be passed on to customers in time.

— MARKET DEVELOPMENTS, RESULTS AND OUTLOOK

in millions euro, unless stated otherwise

	2002	2001
Net sales	236.6	231.1
EBITA	9.2	11.9
ROS	3.9%	5.1%
Average capital employed	85.2	94.0
ROI	10.8%	12.7%
Increase economic premium	(2.8)	(8.0)
Average goodwill	84.3	81.2
ROIC	5.4%	6.8%

The market for traditional private-label breakfast cereals is showing limited growth, largely as a result of the introduction of specialties and wholesome new products, such as cereal bars and healthy breakfast cereals. Despite fierce competition, Dailycer realized sales growth of 9%, which was due mainly to new products and specific regional growth in Southern Europe. In 2002 it was faced with a substantial increase in the price of some raw materials (cocoa and honey), which could not be directly passed on to the customer.

Sales growth 9%, despite fierce competition

Difficult market circumstances in the UK put the results of our Cereals group under pressure, leading to an EBITA decline of EUR 2.7 million. Meanwhile, a start has been made to integrate the different continental and UK operations into one focussed, centrally managed organization. The production line for cereal bars has been further improved and a far-reaching reorganization program for the UK has been prepared and announced. The reorganization will lead to a workforce reduction of 20% and the termination of unprofitable product lines. Extraordinary results include a charge of EUR 8 million, mainly for restructuring costs.

Losses at Telford Foods put pressure on the group EBITA in the first half of 2002. In July 2002 Telford Foods was sold with a limited book loss to Brand Partnership Ltd., Leeds, United Kingdom.

Strengthen leading position in 2003

For 2003, the Cereals group expects to reduce costs, as a result of increased efficiency through the regionalization in the UK. Moreover, a continuing focus on value-added cereal products is expected to further strengthen the company's market leadership in the private-label market.

— *STRATEGIC SPEARHEADS*

SPEARHEADS 2002	CONCRETE ACTIONS 2002	SPEARHEADS 2003
— Strengthen market leadership	— Investment in production capacity for healthy breakfast cereals	— Strengthen market leadership
— Develop innovative cereal concepts	— Develop cereal bars — Introduction savory snacks	— Develop innovative cereal concepts with high added value
— Ongoing optimization of business processes	— Cereal bar production line operational	— Continue optimization of the business processes — Finalize restructuring

Convenience Food Group

— PROFILE

Wessanen's Convenience Food Group (CFG) produces, sells and distributes a broad range of frozen snacks and meal components under the brand names of Beckers, Gelderland, Kemper and Vegeta. Sales are targeted at the supermarket and the out-of-home channels, mainly in the Netherlands, Belgium and Germany. Thanks to a combination of technological expertise and knowledge of the market, CFG can respond effectively to the needs of modern, busy and quality-conscious consumers.
Beckers is the group's major brand for existing products and product innovations and launches.

— STRATEGY

Further strengthen Beckers brand

The CFG strategy aims to further strengthen the growing market positions in the Netherlands, Belgium and Germany. The market position in the out-of-home channel in particular will be supported with innovative quality products and product concepts. Close attention will also be paid in the coming years to strengthen the Beckers brand.

— RISK PROFILE

The operating result of CFG is sensitive to fluctuations in the price of raw materials, since increases cannot always be passed on to the customers in time. Stringent selection procedures for suppliers and close monitoring of the chain are crucial to avoid health risks.

— MARKET DEVELOPMENTS, RESULTS AND OUTLOOK

in millions euro, unless stated otherwise

	2002	2001
Net sales	163.4	162.4
EBITA	10.0	7.7
ROS	6.1%	4.7%
Average capital employed	49.6	54.0
ROI	20.2%	14.3%
Increase economic premium	2.7	(1.3)
Average goodwill	60.5	60.5
ROIC	9.1%	6.7%

The introduction of the euro at the start of 2002 had an impact on consumer spending patterns, especially in the German out-of-home channel.

Volumes in the traditional channels came under heavy pressure, which intensified competition. Despite this, sales showed a limited increase partly as a result of innovations. The market for raw materials settled down somewhat in 2002. The underlying trends of consumer demand for more variety in the foods they eat and for "meatless meals" continued.

The innovations introduced in 2001 improved in 2002 the position they had won in the market. In the course of the year a new innovation was added to the convenience range: Beckers microwavable sausage roll.

In Germany SnackWorld was launched with great success. SnackWorld is an out-of-home concept, which enables the customers to offer a full range of snack products backed up with thematic material. In addition, a selection of high-quality German specialties was introduced to the supermarket channel, which until then had only been sold in the German out-of-home channel. Both concepts were the results of the synergy benefits from the integration of KK-Convenience and Beckers at the end of 2001.

In 2002 sales decreased in Germany, primarily because of the economic climate and the rationalization of the German product portfolio. Satisfactory growth was realized in the sales of products sold under the Beckers brand.

Against modest sales growth 30% increase EBITA

Against the modest 1% autonomous sales growth, the increase of 30% in EBITA was remarkable. The strong improvement of results in Germany, which was due to the above-mentioned integration, the strengthening of the Beckers brand and the lower prices of raw materials, were the most important factors.

For 2003, CFG is anticipating a modest increase in sales, driven by innovations, a focus of the out-of-home channel and continuously improving efficiency.

— STRATEGIC SPEARHEADS

SPEARHEADS 2002	CONCRETE ACTIONS 2002	SPEARHEADS 2003
— Develop innovative and healthy snack concepts	— Introduction microwavable sausage roll and Beckers Alternatives	— Develop innovative, responsible and easy-to-prepare snack concepts and meal components
— Focus on strong growth in the out-of-home channel	— Introduction SnackWorld concept — Introduction Cheese Crack	— Focus on growth in the out-of-home channel
— Emphasis on the Beckers brand	— More intensive consumer advertising	— Emphasis on the Beckers brand

Dairy Europe

— PROFILE

In September 2002 Wessanen announced that it had signed a deal with Fromageries Bel S.A., Paris, France, on the sale of its European dairy operations, Leerdammer Company, for EUR 190 million. The sale was completed in December 2002.

— RESULTS

in millions euro, unless stated otherwise

	2002*	2001
Net sales	253.1	292.3
EBITA	7.8	1.1
ROS	3.1%	0.4%
Average capital employed	50.7	75.3
ROI	15.4%	1.5%
Increase economic premium	8.2	(17.9)
Average goodwill	7.3	7.3
ROIC	13.4%	1.3%

* January - November

In line with the expectations, the results showed a structural improvement compared with 2001.

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Financing

— GENERAL

The group financing is coordinated centrally as this enables us to meet our financial needs in a flexible and cost-effective manner.

For example, in 2002 we introduced an improved cash-management system in mainland Europe, enabling the positive and negative bank balances of our European subsidiaries to be evened out for interest purposes. As a consequence, the interest charges on the daily fluctuating cash positions is minimized.

Good solvency position further improved in 2002

We started 2002 with a good solvency position, which was further strengthened in December by the proceeds from the sale of Leerdammer Company.

Our excellent balance sheet ratios provide opportunities for the acquisition of companies that fit in with the corporate strategy and meet our profitability criteria on the basis of the value based management program. Despite the lower operating result in 2002 our EBITDA-interest ratio increased beyond the minimum target level of 6 (6.4 in 2002 versus 5.5 in 2001).

— STRATEGY

The strategy is still geared to securing the long-term financing of the company, therefore minimizing interest expenses and eliminating as many currency risks as possible. For this purpose, our subsidiaries outside the euro zone are financed as much as possible with local currency.

One of the spearheads of our value based management program is to optimize the cost of our capital. Our longer-term strategy is therefore aimed at financing a larger part of our operations with debt. In order to keep our EBITDA-interest ratio at the minimum level of 6 we strive for a proper balance between improvements in our operating result and investments in acquisitions.

— MARKET DEVELOPMENTS

The further decline in the interest rates in Europe and North America had a beneficial effect on our interest expenses, but the extent of this effect was limited due to our low debt position, and due to the fact that most of our debts are long-term.

Thanks to our healthy balance sheet position the general reluctance of financial institutions to provide loans did not constitute a problem.

RESULTS AND OUTLOOK

	2002	2001
Solvency	51.0%	42.3%
Debt-to-equity	17.0%	44.0%
EBITDA-interest ratio	6.4	5.5
Long-term liability (in millions euro)	155.7	180.7
Short-term finance (in millions euro)	(51.7)	75.1
Interest expenses (in millions euro)	16.0	32.5

In 2002 the interest expenses further decreased to EUR 16.0 million compared with EUR 32.5 million in 2001 and EUR 38.5 million in 2000. This was largely attributable to the proceeds from the divestment of the American dairy operations, Golden Foods International and our participation in Campari in 2001 and the divestment of Leerdammer in 2002. This was partially offset by repayment of capital to the shareholders at the end of 2001 (EUR 140 million).

The average interest rate on outstanding long-term debt funding was 7.8% (2001: 7.8%). At the end of 2002 interest-bearing debts stood at EUR 104 million (2001: EUR 256 million), consisting mostly of a debt of EUR 130 million in dollars.

Excluding possible acquisitions, divestments or capital transactions the average debt for 2003 will be lower than for 2002, thereby leading to a further reduction in the interest expenses.

Cash flow, acquisitions and investments

Cash flow control and optimization of capital employed

Cash flow control and optimization of the capital employed in our operations lie at the heart of our financial policy. In our operating companies these are crucial performance indicators which are an integral part of the compensation structure for our managers.

In 2002 the cash flow from operating activities was EUR 51.3 million, EUR 52.3 million less than in 2001. This decrease was caused by the disappointing results of our largest group, Tree of Life North America, and by the diminished size of the company as a result of our strategic reorientation. The increase in the working capital at Tree of Life North America also contributed to the lower cash flow.

This cash flow was used for the acquisitions listed in the table below (EUR 45.6 million) and investment in fixed assets (EUR 42.3 million). The largest investment in fixed assets took place in Tree of Life North America, where the ERP system required further funding and where distribution centers were adapted and expanded for regionalization purposes and for our new customer Wild Oats.

The dividends from minority participations, amounting to EUR 5.9 million, were lower than in 2001 (EUR 9.2 million) because of the sale of the stake in Campari in mid-2001.

MAIN DIVESTMENTS IN 2002

Company	Group	Annual sales*	Divestment date	Divestment proceeds*
Telford Foods Ltd.	Cereals	24	July 2002	undisclosed
Leerdammer Company	Dairy Europe	292	December 2002	190

MAIN ACQUISITIONS IN 2002

Company	Group	Indicative annual sales*	Acquisition date
Nature's Store Ltd.	N&SF Europe	30	March 2002
BEC Trading Ltd.	N&SF North America	14	March 2002
Kallo Foods Ltd.	N&SF Europe	23	July 2002

* in millions euro

Risk management

The periodic reporting in the company, which besides financial results also includes a monthly Balanced Scorecard, aims to monitor that the operating companies adhere to the guidelines on risk management. In addition, a system of Quarterly Business Reviews was introduced in 2002 under which the group management teams meet the Executive Board to report each quarter on the activities of the past quarter and those planned for the next six quarters.

For Wessanen the most important foreign currencies are the US dollar and the British pound. Like the interest risks, currency risks arising from operational transactions are managed and hedged by our central Treasury Department, which uses various financial instruments such as forward currency and interest rate contracts and currency and interest rate options.

Results in foreign currency are converted in the consolidated income statement at the average exchange rate for the year. For our current operations a fluctuation of 1 eurocent in the USD-EUR exchange rate has an effect of around EUR 0.15 million on the net income.

Balance sheet risks that arise from converting the balance sheets of foreign subsidiaries into euros are not hedged. These differences are reflected in the consolidated shareholders' equity in the balance sheet at the end of the year.

On balance, the net income in 2002 was hardly affected by the conversion of the income statements of foreign companies, as the results outside the eurozone were limited. Shareholders' equity suffered adverse effects of EUR 33.4 million because the euro had increased by 18% in value in relation to the dollar compared with year-end 2001.

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Employees

INTRODUCTION

Our employees play a crucial role in the achievement of our strategic goals. In fact, Wessanen owes much of its success to their proactive approach to consumer trends, market developments and business relations. Our corporate culture is characterized by entrepreneurship, open communication and personal development and forms a nurturing environment where flexible and dedicated employees can realize their potential.

STRATEGY AND INSTRUMENTS

Attractive working environment with excellent career prospects

Wessanen's HR policy is designed with a view to developing, supporting and retaining talented and efficient employees. A comprehensive package of training and development programs, close attention to the internal promotability of managers, and a balanced system of assessment, coaching and rewards make for an attractive working environment with excellent career prospects.

MANAGEMENT TRAINEESHIP

Our trainee program is one of the instruments that provide us with the talent we need for management positions. Participants in this three-year trainee program are given the chance to acquire knowledge within the organization. They work in different companies, disciplines and countries where they gain diverse and international experience, which is invaluable for their future careers and for Wessanen as a whole.

WESSANEN ACADEMY

In 2002 we started the Wessanen Academy, a range of internal training programs to promote personal and professional progress and to develop the leadership skills of Wessanen managers. The first new programs started during the year. These included ACT, a two-year management development program for Wessanen managers, and MASTR!, a marketing and sales training program. The successful Tryomp, a three-year management development program for trainees and talented young managers, is also part of the Wessanen Academy curriculum. More new programs will start in 2003.

MOBILITY

More synergy across the entire spectrum will enable the Wessanen organization to continue to develop into a coherent entity. This will make the rotation of employees simpler, more efficient and – above all – more advantageous. An excellent example of successful mobility is the management team of Tree of Life Europe, formed in 2001. This international team consists mostly of talented managers from diverse disciplines who have been brought together from different Wessanen companies.

PERFORMANCE COMMITMENT

Our strategy is reflected as far as possible in the organizational structure. Entrepreneurship and flexibility, which are steered with professional instruments such as the Balanced Scorecard and a strategic focus, play a key role in this. We call this 'monitored entrepreneurship'. Individual performance targets which are derived from the Balanced Scorecard and set out in a Performance Commitment Contract serve as the criteria for interim coaching, fine-tuning and annual assessments. The bonus incentive program (option scheme and bonus scheme) is linked to our value based management system and completes the Performance Contract. The Executive Performance Contract was introduced worldwide at the start of 2003.

NUMBER OF EMPLOYEES AS AT DECEMBER 31:

	Europe	of which in the Netherlands	North America	Total
2002 TOTAL CURRENT ACTIVITIES	4,489*	702*	5,703*	10,192*
Natural & Specialty Foods	2,379	107	5,700	8,079
Cereals	1,109	174	-	1,109
Convenience Food	941	362	-	941
2001 TOTAL CURRENT ACTIVITIES	5,087*	1,195*	6,150*	11,237*
Natural & Specialty Foods	2,191	132	6,147	8,338
Cereals	1,329	185	-	1,329
Convenience Food	858	352	-	858
Dairy Europe	652	469	-	652

* also including corporate staff (December 31, 2002: 63, December 31, 2001: 60).

On December 31, 2002, Wessanen had 10,192 employees of many different nationalities (December 31, 2001: 11,237). The fluctuation in the size of the workforce stems partly from the divestment of Telford Foods (UK) and the Leerdammer Company operations, and partly from the reorganization at Tree of Life North America. The acquisitions, Nature's Store and Kallo Foods, had a limited impact on the number of employees. The total personnel costs decreased from EUR 563.9 million in 2001 to EUR 434.4 million in 2002, representing a fall of 23%. This decrease reflects – apart from the shifts in workforce as mentioned above – the effect of the divestments of the US dairy companies and Golden Foods International in 2001.

The corporate Balanced Scorecard includes a number of ratios for monitoring management, quality, and successor potential. The internal successor potential for senior management positions was 56% in 2002 (2001: 50%). Our aim is to appoint around 75% internally.

In 2002 we held constructive meetings with works councils and trade unions on the divestment of Leerdammer Company and other changes in the organizational structure.

The changes in the organization, especially the divestments and reorganizations, have made heavy demands on the company and its employees. These processes not only require excellent organization and management but also an understanding of the personal implications and how to deal with them. We therefore wish to thank all our personnel for the commitment they have again shown in 2002.

Amstelveen, February 20, 2003

Executive Board
Mac Zondervan, Chairman
Koos Kramer
Rick Thorne

Message from the Supervisory Board



Message from the Supervisory Board

To the Annual General Meeting of Shareholders, to be held on April 2, 2003.

— REPORT YEAR 2002

During the report year the Supervisory Board was regularly informed by the Executive Board about operational developments. The Supervisory Board met nine times. During one of these meetings discussions were held with the external accountants. Furthermore, one extra meeting was convened in the absence of the Executive Board, during which our own performance as well as our relationship with the Executive Board were discussed. Besides the customary subjects, such as operational developments, the results, the financial position, the strategy and the organization, we discussed budgets, multi-year plans, acquisitions and divestments, risks and risk management, pension commitments and corporate governance at Koninklijke Wessanen.

All the members of the Supervisory Board attended the Annual General Meeting of Shareholders on April 3, 2002. An extra General Meeting of Shareholders was held on August 28, where further information was provided on the half-year figures, the outlook for 2002 and 2003, the corporate strategy and corporate governance. This meeting was informative in character and was convened at the request of the shareholders. In October the Supervisory Board and the Executive Board paid a joint visit to Beckers in Katwijk, the Netherlands, which is part of the Convenience Food Group. We also used this occasion to discuss at length market developments, the implementation of the CFG strategy and the plans for the future with the management of the Convenience Food Group.

The sale of Leerdammer Company to Fromageries Bel S.A. in 2002 was the direct consequence of the corporate strategy, which aims to make Wessanen the international market leader in the marketing and distribution of natural food and specialties for the health- and quality-conscious consumer. The Supervisory Board is confident that Wessanen will continue to strengthen its market position by focusing on wellness.

Regulations of the Supervisory Board and a profile are both open for inspection at the corporate headquarters.

The members of the Supervisory Board hold no shares or depositary receipts of shares in the company. They have no tradeable options on either shares or depositary receipts of shares in the company and shall not be issued with any. The remuneration of the members of the Supervisory Board is not related to the performance of the company. No member of the Supervisory Board has been employed by the company in the past five years. Nor has any member provided advisory services in 'interlocking directorships' or held the position of chief shareholder.

The regulations governing the Supervisory Board make provisions for a Remuneration and Appointment Committee. In 2002 Messrs. K.J. Storm and H. Wiegel were members of this committee. In 2002 the committee concentrated on assessing the performance of the Executive Board, the salary structure, the award of options and the pension scheme for the Executive Board. The remuneration of the Executive Board is in compliance with the market.

The Audit Committee which was established in 2002 consisted of Messrs J.A.N. van Dijk (Chairman) and F.H.J. Koffrie (member). The Audit Committee assesses the financial reporting, the internal control system for financial risks, the audit process and the corporate procedures for monitoring adherence to the law and the regulations.

In accordance with the Articles of Association the financial statements for 2002 which have been prepared by the Executive Board and audited by KPMG Accountants N.V., Amstelveen, the Netherlands, and the Report of the Executive Board have been submitted to us.

We concur with the financial statements and the proposal for the appropriation of the net income for 2002. We recommend that the Annual General Meeting of Shareholders adopt these financial statements and that the members of the Executive Board be granted discharge from their management duties and the members of the Supervisory Board for their supervision thereof insofar as said management is reflected in the financial statements.

The Supervisory Board is deeply indebted to all Wessanen employees for their exemplary efforts and dedication.

Amstelveen, the Netherlands, February 20, 2003

Supervisory Board
K.J. Storm, Chairman
H. Wiegel, Vice-Chairman
J.A.N. van Dijk
F.H.J. Koffrie

MEMBERS OF THE SUPERVISORY BOARD

K.J. STORM (60), CHAIRMAN
Former chairman of the Executive Board of AEGON N.V., Dutch nationality, appointed to the Supervisory Board in April 1996, resigns in 2004 (eligible for reappointment).
Other positions: Chairman of the Supervisory Board of Laurus N.V.; member of the Supervisory Board of AEGON N.V., KLM N.V., Interbrew SA and PON Holdings B.V.

H. WIEGEL (61), VICE-CHAIRMAN
Chairman of Zorgverzekeraars Nederland, Dutch nationality, appointed to the Supervisory Board in April 1991, resigns in 2004 (eligible for reappointment).
Other positions: Chairman of the Supervisory Board of Grontmij N.V., Nederlands Omroepproductie Bedrijf (NOB), De Meeuw B.V., Burgers-Ergen B.V., Copaco N.V., Coram International B.V.; member of the Supervisory Board of ABN/AMRO Bouwfonds, Van Gansewinkel B.V., Arriva-Nederland; Chairman of Centraal Brouwerij Kantoor (CBK); board member of Achmea; member of the Advisory Board of Deloitte & Touche.

J.A.N. VAN DIJK (64)
Former Senior Vice President of the Sara Lee Corporation and member of the Board of Management of Sara Lee/DE N.V., Dutch nationality, appointed to the Supervisory Board in April 1997, resigns in 2005 (eligible for reappointment).
Other positions: Chairman of the Supervisory Board of Delta Lloyd N.V., Transavia Airlines B.V. and C.V. Verenigde Bloemenveilingen Aalsmeer (V.B.A.) B.A.; Chairman of the Supervisory Board of the University of Utrecht.

F.H.J. KOFFRIE (50)
Chairman of the Executive Board of Buhrmann NV, Dutch nationality, appointed to the Supervisory Board in 2001, resigns in 2005 (eligible for reappointment).
Other positions: Member of the Supervisory Board of Vodafone N.V.

Report of the Trust 'Stichting Administratie-kantoor van Aandelen Koninklijke Wessanen'

To the holders of depositary receipts of ordinary shares in Koninklijke Wessanen nv.

The conditions of the Trust under which the above-mentioned depositary receipts are issued by the undersigned were established by deed on December 21, 2001, before G.W.Ch. Visser, civil law notary in Amsterdam. Holders of depositary receipts may obtain copies of these conditions free of charge from the undersigned or the N.V. Algemeen Nederlands Trustkantoor in Amsterdam ('ANT'), Herengracht 420, NL-1017 BZ (phone +31 20 522 25 55, fax +31 20 522 25 00, e-mail conversie@ant-trust.nl).

In compliance with Article 15 of the Trust conditions the undersigned hereby conveys that the activities during the financial year 2002 consisted of holding in its name, acquiring and taking into administration ordinary shares in Koninklijke Wessanen nv, each with a nominal value of EUR 1.00 and of issuing in respect thereof convertible bearer depositary receipts as well as, when necessary, re-converting depositary receipts into original shares, all with due regard to the Articles of Association of Koninklijke Wessanen nv, and furthermore, of exercising the rights attached to the shares, including the voting rights at the Annual General Meeting of Shareholders.

As at December 31, 2002, the nominal value of the administered shares in Koninklijke Wessanen nv for which depositary receipts were issued was EUR 72,190,554, constituting an increase of EUR 3,564 compared with December 31, 2001.
This amount consists of depositary receipts worth EUR 325 which were withdrawn for conversion into ordinary shares and depositary receipts worth EUR 3,889 against which registration took place in the shareholders' register.

The final dividend for 2001 and the interim dividend for 2002, which were declared by Koninklijke Wessanen nv on April 17 and September 11, 2002, respectively, became payable on depositary receipts issued by the Trust on these same dates.

During the report year the members of the Trust Board have regularly apprised themselves of the developments in the company based on the information supplied to the shareholders.

The Trust Board consists of three independent members, who have no ties with the company ('A' members) and one member ('B' member) who is nominated by the Supervisory Board. The current 'A' members have no shares or depositary receipts of shares in the company. If a vacancy arises through default on the part of one of the 'A' members the Trust fills the vacancy without having to request a nomination from a third party.

The Trust Board met twice in the report year. At one of these meetings, which was held after the publication of the annual report and before the Annual General Meeting of Shareholders, the Executive Board provided clarification of the annual report. At the same meeting the Trust Board agreed on how they would vote at the general meeting under the condition that the Board representatives could change their vote during that meeting if they felt this was warranted by the discussions. The 'A' members also consulted each other by telephone from time to time.

The Board abides by the principle that, as a shareholder in the company, the Trust wishes only to receive the same information as the other shareholders.
The Trust has agreed with the company that the company will bear any reasonable costs which are incurred by the Trust, including the remuneration for 'A' members.
As the discussions of the Trust are confidential, the members are not permitted to disclose any information to third parties.
Wessanen participates in a proxy voting project which is organized by the Stichting Communicatiekanaal Aandeelhouders (Shareholders' Communication Channel). As in 2002, a decision has been taken to allow holders of depositary receipts to temporarily convert their depositary receipts into shares in 2003, so that they can exercise voting rights for the duration of the meeting through ANT.

This year Messrs H. Langman and A.J. Kranendonk are due to resign by rotation. Mr. Langman is proposed to be reappointed for a period of two years and Mr. Kranendonk is proposed to be reappointed for one year.

The administrator of the Trust is the N.V. Nederlandsch Administratie- en Trustkantoor, Amsterdam.

Amsterdam, January 31, 2003

Stichting Administratiekantoor van Aandelen Koninklijke Wessanen,
Trust Board of Directors
H. Langman*, Chairman
K.J. Storm**
A.J. Kranendonk*
R. Pieterse*

* Board member 'A'
** Board member 'B'

Declaration

The Executive Board of Koninklijke Wessanen nv and the Board of the Stichting Administratiekantoor van Aandelen Koninklijke Wessanen hereby declare that in their joint opinion the requirements regarding the independence of the Trust members have been satisfied as set out in Annex X of the Trust Regulations of Euronext Amsterdam N.V., Amsterdam.

Amsterdam, January 31, 2003

Executive Board of Koninklijke Wessanen nv
Board of the Stichting Administratiekantoor van Aandelen Koninklijke Wessanen

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2002 Financial statements



Accounting principles

CONSOLIDATION

The consolidated financial statements include the financial statements of Koninklijke Wessanen nv and all enterprises that are controlled by Koninlijke Wessanen nv. Control is presumed to exist if the parent owns, directly or indirectly more than one half of the voting power of an enterprise or is able to exercise dominant influence. Minority interests are identified and presented separately in the net assets and net income.
In accordance with Sections 379 and 414, Title 9, Book 2 of the Dutch Civil Code, a list of the consolidated group companies and nonconsolidated participations is deposited at the Trade Register of the Amsterdam Chamber of Commerce.

PRINCIPLES FOR VALUATION

Income and shareholders' equity are determined on the basis of historical cost.
The amounts presented in the balance sheet are based on the historical cost, less any necessary provisions.

REVENUE RECOGNITION

Net sales represent the proceeds of goods delivered to third parties, less any VAT.
Revenues are recognized upon the delivery of goods and services. Costs are charged to results in the period in which they are incurred or are matched against the related income.

FOREIGN CURRENCY

Transactions in foreign currencies are recorded using the exchange rate in effect on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euro at exchange rates in effect at the balance sheet date. Any exchange rate differences arising are included in the income statement.
Group companies outside the Netherlands are considered as independent foreign entities.
The financial figures of these group companies and participations are stated in the currency in which these group companies predominantly perform their business (functional currency). Results of these foreign operations are translated to euro using average exchange rates of the year under review. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Differences arising from the translation of the net investment in foreign group companies and from related permanent group financing are taken directly to shareholders' equity.

THE EURO EXCHANGE RATES FOR THE FOR WESSANEN MOST IMPORTANT CURRENCIES ARE:

		2002		2001
	Average	Year end	Average	Year end
US dollar	0.95	1.05	0.89	0.88
Pound Sterling	0.63	0.65	0.62	0.61

FINANCIAL INSTRUMENTS

Financial instruments are used in order to manage interest rate risk and foreign exchange risk. These instruments are measured at fair value and any changes in the value of the instruments at the balance sheet date are taken to net income. Where derivatives are used to hedge future transactions that are highly probable the result based on market value is deferred until the related transactions occur.
Interest rate differences arising from financial instruments used to hedge interest rate risks are recognized as financial income and expenses.

INTANGIBLE FIXED ASSETS

Goodwill regarding acquisitions is calculated as the difference between the purchase price and the Wessanen share in the fair values of the acquired assets and liabilities at the date of acquisition. This goodwill is capitalized and amortized on a straight-line basis over the estimated economic lifetime. The latter varies – depending on the type of acquisition – between 5 and 20 years.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are valued at historical cost less depreciation calculated according to the straight-line method on the basis of their economic life. Land is not depreciated. The economic life of the property, plant and equipment, on which the depreciation is based, is as follows:

– Buildings and offices	30 years
– Machinery and equipment	10-15 years
– Computers, including software	3-5 years
– Other	3-5 years

Assets not in use are recorded at the lower of their book value and market value.

FINANCIAL FIXED ASSETS

Investments in associates over which significant influence is exercised in the financial and operating policies are included at net asset value.
Securities and investments over which no significant influence is exercised are valued at their cost price or lower market value.
Due to the predominantly non-current nature deferred tax receivables are presented separately under financial fixed assets.

IMPAIRMENTS

Fixed assets are reviewed for impairment if events or changed circumstances indicate that the carrying amount may not be recoverable. If a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cashflows of the relevant income generating unit or disposal value, if higher. If an asset is impaired, the carrying amount is reduced to the estimated recoverable amount.

INVENTORIES

Trade inventories and inventories of raw materials, semi-finished products, finished products, supplies and packaging materials are stated at the lower of historical cost or market value. Inventory is valued using the FIFO (first-in, first-out) method. The value of semi-finished products and finished products includes the cost of raw materials, direct production costs and, if applicable, allocated indirect production costs such as maintenance, production planning and manufacturing overhead. If necessary, provisions for inventory obsolescence and anticipated extraordinary declines in value are deducted.

SECURITIES (CURRENT ASSETS)

Marketable securities listed on a stock exchange are included at their market value. Changes in market value in any year are included in the profit and loss account.

PROVISIONS

Provisions have been made for liabilities of uncertain timing or amount which are expected to result in a cash outflow. Provisions are stated at nominal value except for pensions and early retirement provisions which are stated at present value using actuarial assumptions.

INCOME TAXES

Income taxes are calculated on the basis of tax regulations applicable in the countries of operation.
Deferred income taxes, arising from differences between the tax valuation and the commercial valuation of assets and liabilities, are recorded on the balance sheet to the extent that such deferred taxation will be payable or recoverable in the future. Deferred tax balances are based upon the nominal rates effective in the various countries concerned.
Deferred tax assets, including those resulting from tax loss carry forwards, are recognized to the extent that it is reasonable to assume that they will be recovered.
Deferred tax liabilities on future dividends from foreign group companies are recognized unless the distribution of dividend is not being considered.

Consolidated income statement

in millions euro, unless stated otherwise

	notes		2002		2001
NET SALES	1		2,829.6		3,967.9
Raw materials and supplies		1,872.2		2,623.0	
Personnel expenses	2	435.8		563.9	
Amortization of intangible fixed assets	6	9.2		4.3	
Depreciation of property, plant and equipment	7	40.7		54.2	
Write-off ERP-system including related costs		23.6		–	
Other income and expenses	3	418.7		602.2	
OPERATING EXPENSES			2,800.2		3,847.6
OPERATING RESULT	1		29.4		120.3
Interest income		4.2		7.0	
Interest expenses		(20.2)		(39.5)	
Financial income and expenses, net			(16.0)		(32.5)
INCOME FROM ORDINARY ACTIVITIES BEFORE TAXES			13.4		87.8
Taxes on income from ordinary activities	4		(2.5)		(25.7)
Income from participations			1.5		12.9
Minority interest			(1.1)		(0.8)
INCOME FROM ORDINARY ACTIVITIES AFTER TAXES			11.3		74.2
Extraordinary income	5	114.7		266.0	
Extraordinary expenses	5	(19.1)		(74.4)	
Taxes on extraordinary income and expenses		(5.5)		(26.8)	
			90.1		164.8
NET INCOME			101.4		239.0
NET INCOME PER SHARE (IN EURO)					
Net income from ordinary activities			0.16		0.89
Diluted earnings from ordinary activities			0.16		0.89
Net income			1.44		2.86
Diluted earnings			1.44		2.86

Consolidated balance sheet as of December 31

after appropriation of 2002 net income, in millions euro

	notes	2002	2001
FIXED ASSETS			
INTANGIBLE FIXED ASSETS	6	132.9	101.2
PROPERTY, PLANT AND EQUIPMENT			
Land and buildings		97.6	117.0
Machinery and equipment		114.7	163.5
Other		32.1	46.1
	7	244.4	326.6
FINANCIAL FIXED ASSETS	8	85.0	96.0
		462.3	523.8
CURRENT ASSETS			
Inventories	9	333.2	362.4
Accounts receivable and prepayments	10	342.5	445.3
Securities		–	14.0
Cash	11	55.8	40.6
		731.5	862.3
		1,193.8	1,386.1

	notes	2002	2001
SHAREHOLDERS' EQUITY			
Share capital		72.6	72.6
Paid-in surplus		99.7	99.9
Other reserves		436.9	413.6
	12	609.2	586.1
Minority interest		3.5	3.3
GROUP EQUITY		612.7	589.4
PROVISIONS	13	56.9	55.2
LONG-TERM LIABILITIES	14	155.7	180.7
CURRENT LIABILITIES			
Banks		0.6	111.7
Accounts payable		181.8	235.9
Accrued expenses and other liabilities	15	186.1	213.2
		368.5	560.8
		1,193.8	1,386.1

Consolidated statement of cash flows

in millions euro

	2002	2001
OPERATING ACTIVITIES		
Net income from ordinary activities after taxes	11.3	74.2
Depreciation of property, plant and equipment	40.7	54.2
Amortization of intangible fixed assets	9.2	4.3
Write-off ERP-system	21.0	-
	82.2	132.7
CHANGES IN		
– Inventories	(33.7)	13.5
– Accounts receivable and prepayments	25.0	(20.2)
– Deferred tax assets	(0.4)	0.7
– Accounts payable, accrued expenses and other current liabilities	(9.3)	(5.6)
– Provisions	0.1	15.6
Income from participating interests	(1.5)	(12.9)
Minority interest	0.2	0.8
Dividends received from participating interests	5.9	9.2
Extraordinary results after taxes (excluding result on disposals)	(17.2)	(30.2)
Cash flow from operating activities	51.3	103.6
INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(42.3)	(85.6)
Disposal of property, plant & equipment	0.7	3.0
Financial fixed assets, continuing activities	(1.6)	(0.9)
Purchase price acquisitions	(45.6)	(137.2)
Divestments of subsidiaries and other participations	195.2	742.6
Cash flow from investing and divesting activities	106.4	521.9
FINANCING ACTIVITIES		
Long-term liabilities	3.7	(7.3)
Short-term financing	(66.9)	(401.6)
Dividends paid	(40.9)	(49.1)
Issue of shares	-	3.8
Purchase of own shares and capital reduction	(3.3)	(139.8)
Cash flow from financing activities	(107.4)	(594.0)
Change in cash	50.3	31.5

Notes to the consolidated statement of cash flows

in millions euro

The accounting principles applied are set forth on pages 38 through 40.

The cash flow can best be explained by the following schedule:

	Balance sheet movements	Exchange rate differences	Acquisitions	Divestments	Autonomous movements
MOVEMENTS IN WORKING CAPITAL					
Inventories	(29.2)	39.1	(3.3)	27.1	33.7
Accounts receivable and prepayments	(116.8)	32.3	(7.4)	66.9	(25.0)
Accounts payable, accrued liabilities and other current liabilities*	80.7	(22.5)	15.9	(64.8)	9.3
	(65.3)	48.9	5.2	29.2	18.0
MOVEMENTS IN PROVISIONS	(1.7)	(4.1)	–	5.7	(0.1)
MOVEMENTS IN FINANCING AND BANKS					
Long-term liabilities	25.0	(28.7)	–	–	(3.7)
Bank overdrafts	111.1	(44.4)	–	–	66.7
Current portion of long-term debts	0.5	(0.3)	–	–	0.2
	136.6	(73.4)	–	–	63.2
The change in cash can be explained as follows:					
Banks	15.2	27.0	(0.5)	8.6	50.3

* Excluding current portion long-term debt for 0.5.

The other balance sheet movements are explained in the notes to the specific balance sheet accounts.

Notes to the consolidated financial statements

in millions euro, unless stated otherwise

The accounting principles applied are set forth on pages 38 through 40.

ACQUISITIONS

In 2002 Wessanen acquired Kallo Foods Ltd. at 20 July for an amount of 27.9, Nature's Store Ltd. at 4 March for an amount of 11.0 and BEC Trading Ltd. at 21 March for an amount of 2.9.
For above-mentioned companies Wessanen acquired a 100% share and the companies are consolidated as of the respective dates of acquisition.

DISPOSAL OF ACTIVITIES

In September 2002 an agreement was reached with regard to the sale of the European dairy activities (Leerdammer Company) to Fromageries Bel S.A., Paris, in France for the sale price of 190.0. The transaction was completed on December 2, 2002, when it appeared that the anti-trust authorities would not object to the transaction. The gain on the sale of 110.0 after taxes is classified as extraordinary income.

The European dairy activities used to be reported by Wessanen as a separate segment. The sale of these activities has an important impact on the consolidated income, expenses, assets, liabilities and cash flow, as specified below.

	Dairy Europe 2002	Dairy Europe 2001
NET SALES	253.1	292.3
Total expenses	245.3	291.2
OPERATING INCOME	7.8	1.1
Financial income and expenses	(1.3)	(1.1)
INCOME FROM ORDINARY ACTIVITIES	6.5	–
Income taxes	(2.1)	(1.5)
NET INCOME FROM ORDINARY ACTIVITIES*	4.4	(1.5)
TOTAL ASSETS	–	180.0
TOTAL LIABILITIES	–	107.0
CASH FLOW FROM		
Operating activities	14.2	18.1
Investing activities	(2.8)	(3.9)
Financing activities	(32.2)	(37.4)

* excluding income from participations and minority interests.

1. FINANCIAL INFORMATION BY SEGMENTS

The company's activities are carried out through four separate business segments: Natural & Specialty Foods Europe, Natural & Specialty Foods North America, Cereals and Convenience Food. The most important financial data regarding these segments are given below.

	Net sales		Operating result		EBITA BEI***		Operating assets	
	2002	2001	2002	2001*	2002	2001	2002	2001*
Natural & Specialty Foods Europe	407.4	343.5	17.2	16.6	23.9	19.6	268.6	216.4
Natural & Specialty Foods North America	1,769.1	1,907.0	(4.6)**	54.5	20.8	55.5	554.5	618.4
Cereals	236.6	231.1	8.5	11.6	9.2	11.9	126.4	144.9
Convenience Food	163.4	162.4	10.0	7.7	10.0	7.7	79.5	83.3
Dairy Europe	253.1	292.3	7.8	1.1	7.8	1.1	–	142.2
Sold activities	–	1,031.6	–	35.5	–	35.5	–	–
Non-allocated	–	–	(9.5)	(6.7)	(9.5)	(6.7)	164.8	180.9
Total	2,829.6	3,967.9	29.4	120.3	62.2	124.6	1,193.8	1,386.1

	Operational liabilities		Depreciation IFA and PP&E		Investments in IFA and PP&E		Average number of employees	
	2002	2001*	2002	2001*	2002	2001*	2002	2001
Natural & Specialty Foods Europe	99.2	84.2	10.3	6.5	51.4	86.2	2,330	1,959
Natural & Specialty Foods North America	144.0	173.7	14.8	13.1	19.4	63.2	5,924	6,489
Cereals	58.4	49.0	13.1	12.2	6.2	18.3	1,213	1,328
Convenience Food	27.4	30.6	5.6	5.5	6.0	3.4	941	904
Dairy Europe	–	74.5	6.1	6.9	2.8	3.9	600	710
Sold activities	–	–	–	14.3	–	13.1	–	5.667
Non-allocated	252.1	384.7	–	–	–	–	62	57
Total	581.1	796.7	49.9	58.5	85.8	188.1	11,070	17,114

The segment information above relates to the operating activities of the respective segments. Non-operating results, assets and liabilities such as financing and tax-related items have not been allocated to segments.

* Adjusted for comparison purposes:
This segmental analysis includes two restatements compared with the 2001 annual accounts:
- goodwill and amortization of goodwill are now allocated to the relevant segments; in 2001 these were reported under non-allocated.
- the activities of Golden Foods International, which were sold in December 2001, are reported under sold activities. In 2001 these were reported under Convenience Food. Net sales and operating results in 2001 were 79.5 and 12.2 respectively.

** Including write-off ERP-system and related costs of 23.6

*** Earnings Before Interest, Taxes and Amortization of goodwill and Before Exceptional Items

GEOGRAPHIC SEGMENTS

The geographic analysis of net sales is based upon the location of the customers. The geographic analyses of operating assets and capital expenditures are based upon the location of the assets.

	Net sales		Operating assets		Investments in IFA and PP&E	
	2002	2001	2002	2001*	2002	2001*
The Netherlands	137.0	150.0	107.2	220.4	6.9	40.6
Other European countries	922.1	917.1	391.5	407.0	57.9	70.8
U.S.A. and Canada	1,770.1	2,859.7	554.1	616.6	21.0	76.3
Other countries	0.4	41.1	–	5.5	–	0.4
Not allocated	–	–	141.0	136.6	–	–
Total	2,829.6	3,967.9	1,193.8	1,386.1	85.8	188.1

* Comparatives 2001 have been adjusted for the allocation of goodwill.

2. PERSONNEL EXPENSES

	2002	2001
Wages and salaries	335.9	441.1
Social security charges	82.9	103.7
Pension costs	17.0	19.1
	435.8	563.9

Pension costs are mainly charged by pension funds and are based on actuarial calculations.
The average number of employees in 2002 amounted to 11,070 (2001: 17,114).

BOARD REMUNERATION

The remuneration for the members and former members of the Board was as follows:

EXECUTIVE BOARD

	Salary		Bonus		Deferred remuneration		Total	
	2002	2001	2002	2001	2002	2001	2002	2001**
A.M. Zondervan	450	436	–	227	317	990*	767	1,653
N.J.M. Kramer	285	264	–	192	61	103	346	559
R.A. Thorne	789	796	–	200	46	68	835	1,064
	1,524	1,496	–	619	424	1,161	1,948	3,276

* Including a non-recurring charge for pension adjustments of 850.

** Excluding compulsory social security charges.

The bonus depends on the increase of the ordinary profit per share in the calender year. The bonuses as mentioned in 2001 are the bonuses paid in this year based on the performance in 2000.

SUPERVISORY BOARD

	Fixed		Other		Total	
	2002	2001	2002	2001	2002	2001
K.J. Storm	34	25	4	3	38	28
H. Wiegel	25	25	3	3	28	28
J.A.N. van Dijk	25	25	3	3	28	28
F.H.J. Koffrie (from 1.4.2001)	25	19	3	2	28	21
O.H.A. van Rooijen (till 1.4.2001)	–	6	–	1	–	7
G. van Schaik (till 3.4.2002)	9	37	1	4	10	41
	118	137	14	16	132	153

At the end of 2002 the members and former members of the Executive Board possessed 542,500 option rights on shares (end of 2001: 602,500) with a weighted average exercise price of EUR 12.11 (end of 2001: EUR 13.51). The members of the Supervisory Board do not possess share options.

No loans, advances or related guarantees were provided to the Executive Board or the Supervisory Board.

The movements in the option rights with a nominal value of EUR 1.00 in the company capital which have been granted to the current and former members of the Executive Board are as follows:

	Balance year end	Granted	Exercised	Expired	Balance year end	Exercise price (in euro)	To be exercised before
A.M. Zondervan							
1997	40,000	–	–	40,000	–	15.38	–
1998	37,500	–	–	–	37,500	15.11	March 2003
1999	35,000	–	–	–	35,000	11.90	Aug. 2004
2000	40,000	–	–	–	40,000	10.00	April 2005
2001	50,000	–	–	–	50,000	12.75	April 2006
2002	–	40,000	–	–	40,000	9.25	April 2010
N.J.M. Kramer							
2000	30,000	–	–	–	30,000	10.00	April 2005
2001	40,000	–	–	–	40,000	12.75	April 2006
2002	–	32,500	–	–	32,500	9.25	April 2010
R.A. Thorne							
1997	30,000	–	–	30,000	–	15.38	–
1998	27,500	–	–	–	27,500	15.11	March 2003
1999	25,000	–	–	–	25,000	11.90	Aug.2004
2000	30,000	–	–	–	30,000	10.00	April 2005
2001	40,000	–	–	–	40,000	12.75	April 2006
2002	–	32,500	–	–	32,500	9.25	April 2010
Former members of the Executive Board							
1997	95,000	–	–	95,000	–	15.38	–
1998	82,500	–	–	–	82,500	15.11	March 2003
	602,500	105,000	–	165,000	542,500		

3. OTHER INCOME AND EXPENSES

	2002	2001
Selling, advertising and promotion costs	157.8	201.6
Delivery excluding personnel costs	132.4	193.9
Other	128.5	206.7
	418.7	602.2

4. TAXES ON INCOME FROM ORDINARY ACTIVITIES

The taxes on income from ordinary activities were 2.5 (2001: 25.7) being 18.9% (2001: 29.3%). The most important components of the tax expenses were as follows:

	2002	2001
Current tax expenses	8.3	17.1
Deferred taxation relating to temporary differences	(5.1)	7.6
Deferred taxation relating to tax loss carry forward	1.9	1.5
Other	(2.6)	(0.5)
Total	2.5	25.7

The operating activities are subject to income taxes in various countries with tax rates between 30% and 52%. The reconciliation of the effective tax and the average tax in the various countries is as follows:

	2002	2001
Weighted average of legal tax rates*	46.3%	39.0%
Tax effects of:		
– Utilization of unrecognized tax losses	(13.8%)	(1.8%)
– Unrecognized tax losses for the year	7.0%	1.6%
– Non-deductible amortization of goodwill	16.7%	1.7%
– Non-deductible expenses and tax exempt income	(1.9%)	(1.9%)
– Group financing income	(31.0%)	(3.9%)
– Other	(4.4%)	(5.4%)
Effective tax rate	18.9%	29.3%

For operating companies the potential tax effect on the tax loss carry forward for an amount of 6.7 has not been recognized.

* The weighted average legal tax rate is based on the net result from ordinary activities before taxes at the legal tax rate in the various countries.

5. EXTRAORDINARY INCOME

Extraordinary income mainly relates to the book gain on the sale of the European Dairy companies.

5. EXTRAORDINARY EXPENSES

The extraordinary expenses mainly relate to restructuring costs for the Cereals group and for the Natural and Specialty group North America.

EARNINGS PER SHARE (EPS)

The EPS-figures are calculated by dividing the relevant profit amount by the weighted average number of outstanding shares. In the calculation of these EPS-figures the applicable income figures and the weighted average number of outstanding shares are adjusted for the effect of the potential execution of the employee stock options.
As the share price at the end of 2002 was lower than the execution prices of all option series, there is no difference between the calculations of the normal EPS and the diluted EPS.

INCOME STATEMENT OF THE COMPANY

Pursuant to Article 402, Title 9, Book 2 of the Dutch Civil Code, the income from participations is presented separately in the company's income statement.

Notes to the consolidated balance sheet as of December 31

After appropriation of 2002 net income, in millions euro

FIXED ASSETS

6. INTANGIBLE FIXED ASSETS

The movements of the intangible fixed assets, consisting of the goodwill paid on acquisitions after 2000 are:

	2002	2001
Net book value previous year	101.2	–
Translation adjustments	(2.6)	–
Paid during the year	43.5	105.5
Amortization of the year	(9.2)	(4.3)
Net book value at year end	132.9	101.2
Cumulative amortization	13.5	4.3
Historical goodwill value	146.4	105.5

7. PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during 2002 are specified as follows:

	Land and buildings	Machinery and equipment	Other	Under construction and prepayments	Total 2002	Total 2001
Net book value previous year	117.0	163.5	34.4	11.7	326.6	442.0
Translation adjustments	(7.0)	(12.0)	(3.7)	(0.9)	(23.6)	13.5
Investments	9.1	17.1	6.4	9.7	42.3	85.6
Disposal of assets	(0.7)	–	–	–	(0.7)	(3.0)
Acquisitions/divestments	(14.4)	(20.8)	(1.9)	(1.4)	(38.5)	(157.3)
Completed constructions	0.3	4.4	–	(4.7)	–	–
Depreciation	(6.7)	(26.4)	(7.6)	–	(40.7)	(54.2)
Write-off ERP-system	–	(11.1)	(9.9)	–	(21.0)	–
Net book value at year end	97.6	114.7	17.7	14.4	244.4	326.6
Accumulated depreciation	38.4	94.4	6.1	–	138.9	200.7
Historical cost	136.0	209.1	23.8	14.4	383.3	527.3

The property, plant and equipment include capital leases for an amount of 13.5.
For this amount Wessanen has no legal ownership.

8. FINANCIAL FIXED ASSETS

Movements in financial fixed assets are as follows:

	Participations	Deferred tax receivables	Other long-term receivables	Total financial fixed assets
Net book value previous year	15.9	66.4	13.7	96.0
Income from participations	1.5	–	–	1.5
Dividends received	(5.9)	–	–	(5.9)
Movements due to acquisitions	–	0.1	–	0.1
Additions	–	2.9	10.6	13.5
Divestments	(2.3)	3.1	–	0.8
Translation adjustments	1.0	(8.6)	(1.9)	(9.5)
Loans repayment	–	–	(6.7)	(6.7)
Other movements	(2.3)	(2.5)	–	(4.8)
Net book value at year end	7.9	61.4	15.7	85.0

The deferred tax liabilities and deferred tax assets comprise of:

	2002	2001
Tax deductible goodwill	46.1	51.0
Depreciation differences on property, plant and equipment	(13.3)	(22.1)
Provisions	11.2	17.5
Loss carry forward	12.0	13.9
Other tax differences	2.9	4.3
	58.9	64.6
Classified as deferred tax receivables	61.4	66.4
Classified as deferred tax liabilities	2.5	1.8

Other long-term receivables relate mainly to loans. The fair value of the loans is approximately equal to the book value.

CURRENT ASSETS

9. INVENTORIES

	2002	2001
Trade inventories, finished products	308.5	312.0
Raw materials and supplies	21.9	28.9
Semi-finished products	0.8	19.6
Prepayments on inventories	2.0	1.9
	333.2	362.4

10. ACCOUNTS RECEIVABLE AND PREPAYMENTS

	2002	2001
Trade receivables	277.1	361.6
Other accounts receivable and prepayments	65.4	83.7
	342.5	445.3

11. CASH

	2002	2001
Deposit	20.0	–
Banks and cash	35.8	40.6
	55.8	40.6

Highly liquid short-term deposits are defined as cash. These are recorded at nominal value.

12. SHAREHOLDERS' EQUITY

	2002	2001
Balance at beginning year	586.1	473.1
Net income	101.4	239.0
Translation adjustments	(33.4)	2.0
Goodwill on acquisition before 2001	(1.6)	51.0
Reduction share capital	–	(134.0)
Purchase of own shares for stock options	(3.3)	(5.8)
Dividend	(39.8)	(43.0)
Increase resulting from the exercise of stock options	–	3.8
Other	(0.2)	–
Balance at year end	609.2	586.1

For further information see notes to the unconsolidated financial statements of the company.

13. PROVISIONS

	2002	2001
Deferred tax liabilities	2.5	1.8
Pensions and early retirement	7.5	4.9
Reorganizations	27.1	31.6
Other provisions	19.8	16.9
	56.9	55.2

Provisions for deferred taxes and pension and early retirement commitments are primarily of a long-term nature. The provision for pensions and early retirement relates to obligations not vested in or by the company's pension funds or industry pension funds. All other pension commitments are covered by the company's pension funds or industry pension funds.

Reorganization provisions are mainly of a short-term nature.

Other provisions are mainly for contract risks and claims and are predominantly of a short-term nature.

Provisions related to specific assets are deducted from the carrying amount of those assets.

Movements in the provisions during 2002 were as follows:

	Pensions and early retirements	Reorganizations	Other provisions
Balance at beginning year	4.9	31.6	16.9
Additions charged against income	4.7	12.1	12.3
Expenses during the year	(0.4)	(12.9)	(0.3)
Divestments	(0.9)	–	(1.6)
Release of prior year provisions	(0.8)	–	(7.2)
Translation adjustments	–	(3.7)	(0.3)
Balance at year end	7.5	27.1	19.8

14. LONG-TERM LIABILITIES

The composition of the long-term liabilities and their maturity is as follows:

	Amount outstanding		Maturing after 5 years	
	2002	2001	2002	2001
Amounts owed to credit institutions				
– Fixed interest rates	0.1	–	–	–
– Floating interest rates	–	0.2	–	–
Liabilities relating to capital lease				
– Fixed interest rates	15.9	20.4	–	1.6
– Floating interest rates	2.1	2.5	0.8	1.1
Other interest bearing liabilities				
– Fixed interest rates	131.4	155.1	–	0.2
– Floating interest rates	6.2	2.5	–	2.1
	155.7	180.7	0.8	5.0

A private placement of USD 136.0 (EUR 129.8) with an interest rate of 7.9% is included in the other interest bearing liabilities. Payments due in 2003 are included in current liabilities.

The weighted average maturity of loans outstanding as of December 31, 2002, is 2.3 years (2001: 3.5 years) and the average interest rate is 7.8% (2001: 7.8%).

15. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of amounts due within one year and are specified as follows:

	2002	2001
Current portion of long-term liabilities	3.5	4.0
Income tax liabilities	15.0	16.1
Other tax liabilities and social securities payable	9.4	5.0
Pensions payable	3.5	2.8
Dividends payable	30.2	31.2
Other accrued expenses and other liabilities	124.5	154.1
	186.1	213.2

FINANCIAL INSTRUMENTS

Summarized below is additional information about the primary financial instruments and derivatives that are used to manage foreign exchange and interest rate risks.

FOREIGN EXCHANGE RISK

Foreign exchange instruments are used to limit currency exposure. Apart from covering existing foreign exchange positions, foreign exchange instruments are also used to hedge future positions that are likely to materialize, e.g. the purchase of raw materials and the sale of products in export markets, but also certain anticipated incidental transactions. These foreign exchange exposures are covered through currency options and forward contracts.

At year-end 2002 the outstanding amounts on foreign currency purchase and sell contracts related to operational activities were 1.0 and 14.8 respectively. The purchase and sell contracts relate mainly to GBP and CHF against the euro for 9.5 and 3.6 respectively. At the end of 2002 the market value of the forward contracts represents an unrealized gain of 0.4. At the end of 2002 currency options relating to purchase contracts amounting to 1.2 were outstanding, with an unrealized gain of 0.0.

The translation exposure relating to the net investment in foreign group companies and the related long-term group financing is not hedged.

INTEREST RATE RISK

The company policy is to finance the fixed assets and a part of the current assets with equity and long-term fixed rate debt. The remainder of current assets is financed by short-term debt such as short-term borrowings with floating interest rates. In order to manage the interest risk rates the company has the possibility to enter into swap contracts and Forward Rate Agreements (FRA's).

CREDIT RISK

The credit risk related to operational activities consists of the loss that would occur if counterparties do not honor their contractual obligations. The company's activities involve the distribution, marketing and production of food products primarily in partnership with retail customers. As a consequence, a concentration of credit risk exists in the supermarket channel. With regard to financial transactions it is the company's policy to trade only with reliable and solid financial institutions, which reduces the risk of counterparties being unable to meet their contractual obligations. The maximum credit risk as at December 31, 2002, for on-balance sheet instruments is equal to the book value. The maximum credit risk as at December 31, 2002, for off-balance sheet instruments is minimal.

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

There are no important variances between the fair value of financial assets and liabilities apart from the balance sheet item below:

	Fair value		Carrying amount	
	2002	2001	2002	2001
Long term liabilities	173.3	200.5	155.7	180.7

The fair value is calculated on the basis of the net present value of the expected future cash flows relating to these, discounted against a percentage between 1.6% and 4.8%.

CONTINGENT LIABILITIES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Total long-term rental and lease commitments amount to 137.8 (2001: 152.0) of which 31.1 is payable in 2003 and 24.3 after 2007. The net present value of the future rental and lease payments is 116.5 (2001: 129.9) calculated at market interest rates.

With regard to non-consolidated participations no guarantees were issued.

Commitments to purchase property, plant and equipment as of December 31, 2002, amounted to 0.1 (2001: 0.2).

Income statement of the company

in millions euro

	2002	2001
Income from participations	106.7	240.6
Other income and expenses	(5.3)	(1.6)
Net income after taxes	101.4	239.0

APPROPRIATION OF NET INCOME*

	2002	2001
Transferred to reserves	61.6	196.0
Dividend	39.8	43.0
	101.4	239.0

* Appropriation of net income for 2002 is described on page 69.

Balance sheet of the company as of December 31

After appropriation of 2002 net income, in millions euro

	note	2002	2001
Financial fixed assets	1	643.4	735.4
Current assets	2	25.4	5.4
		668.8	740.8

	note	2002	2001
Shareholders' equity	3	609.2	586.1
Current liabilities	4	59.6	154.7
		668.8	740.8

Notes to the balance sheet of the company as of December 31

in millions euro, unless stated otherwise

The accounting principles on pages 38 through 40 and the consolidated financial statements on pages 41 through 58 form an integral part of these notes.

1. FINANCIAL FIXED ASSETS (INVESTMENTS IN GROUP COMPANIES)

	2002	2001
Balance at beginning year	735.4	552.0
Net income	106.7	240.6
Goodwill	(1.6)	51.0
Translation adjustments	(33.4)	2.0
Dividend	(167.0)	(145.0)
Capital increase	–	35.0
Other movements	3.3	(0.2)
Balance at year end	643.4	735.4

Investments in group companies are stated at net asset value, which is determined on the basis of the company's accounting principles as described on pages 38 through 40.

2. CURRENT ASSETS

	2002	2001
Receivables from group companies	7.4	3.3
Tax receivable	16.6	–
Other receivables	1.4	2.1
	25.4	5.4

3. SHAREHOLDERS' EQUITY

	2002	2001
Share capital	72.6	72.6
Paid-in capital	99.7	99.9
Translation adjustments reserve	34.6	68.0
Legal reserve	2.4	6.0
Other reserves	399.9	339.6
	609.2	586.1

Exchange rate differences arising from the translation of the financial statements of foreign group companies and related foreign currency borrowings are recorded as a separate component of shareholders' equity.

SHARE CAPITAL

	2002	2001
Balance at beginning year	72.6	78.7
Redenomination share capital	–	8.0
Transfer from paid-in capital	–	66.1
Repayment of share capital	–	(74.2)
Purchase and cancellation of shares	–	(6.0)
Balance at year end	**72.6**	**72.6**

The number of EUR 1.00 par value common shares issued and outstanding at 31 December, 2002, amounted to 72,588,501 (2001: 72,588,501).
The members of the Executive Board do not own any common shares or depositary receipts in the company.

PAID-IN CAPITAL

	2002	2001
Balance at beginning year	99.9	166.3
Transferred to share capital	–	(66.1)
Other movements	(0.2)	(0.3)
Balance at year end	**99.7**	**99.9**

All of the paid-in capital is distributable.

TRANSLATION ADJUSTMENTS RESERVE

	2002	2001
Balance at beginning year	68.0	66.0
Realized on divestments	–	(13.1)
Movements in current year	(33.4)	15.1
Balance at year end	**34.6**	**68.0**

LEGAL RESERVE	2002	2001
Balance at beginning year	6.0	67.1
Released by sale of Davide Campari-Milano	(3.6)	(65.8)
Transfer from the other reserves	–	4.7
Balance at year end	2.4	6.0

OTHER RESERVES	2002	2001
Balance at beginning year	339.6	95.0
Redenomination of share capital	–	(8.0)
Net income	101.4	239.0
Goodwill on acquisitions before 2001	(1.6)	51.0
Reduction share capital	–	(53.5)
Purchase of own shares (net)	(3.3)	(5.8)
Dividend	(39.8)	(43.0)
Exercised employee options	–	3.8
Release legal reserve		
by sale of Davide Campari-Milano	3.6	65.8
Transfer to the legal reserve	–	(4.7)
Balance at year end	399.9	339.6

STOCK OPTION PLAN

The company has a stock option plan, whereby each option represents one share. The plan has been set up to increase the employees' commitment to the company.

Options have been granted to over 400 employees (2001: 400 employees) at the market price prevailing at the time the options were granted. The employee options can be excercised after three years and lapse after eight years or upon earlier departure of the employee.

The options granted until 2001 could be directly exercised and lapse after five years or upon earlier departure of the employee.

WESSANEN CODE OF CONDUCT

The participants to the stock option plan are bound by regulations in order to prevent the abuse of insider information.

PURCHASE OF OWN SHARES

To prevent dilution of earnings per share due to the exercise of stock options, 357,695 shares were purchased in 2002 for 3.3. The purchase costs were deducted from other reserves.

As of 2002 year end the following number of options were outstanding:

	Balance year end	Granted in 2002	Exercised	Expired	Balance year end	Exercise price in euro	To be exercised before
EXECUTIVE BOARD* including former members	602,500	105,000	–	165,000	542,500		
OTHER EMPLOYEES							
April 1997	262,825	–	–	262,825	–		
March 1998	375,625	–	–	9,250	366,375	15.11	March 2003
August 1999	217,960	–	–	12,800	205,160	11.90	August 2004
April 2000	284,505	–	–	11,775	272,730	10.00	April 2005
April 2001	439,000	–	–	5,325	433,675	12.75	April 2006
May 2001	47,775	–	–	–	47,775	14.05	May 2006
April 2002	–	518,755	–	3,080	515,675	9.25	April 2010
	1,627,690	518,755	–	305,055	1,841,390		
Total	2,230,190	623,755	–	470,055	2,383,890		

* Breakdown on page 50.

If all stock options are exercised, shareholders' equity will increase by 28.2 (2001: 29.6).

The movements of shares held against stock options are:

Balance at the beginning of the year	2,043,475	shares
Balance of purchased and sold shares	357,695	shares
Balance at year end	2,401,170	shares

4. CURRENT LIABILITIES

	2002	2001
Dividends payable	30.2	31.2
Liabilities to group companies	28.5	119.5
Other liabilities	0.9	4.0
	59.6	154.7

Current liabilities are due within one year.

CONTINGENT LIABILITIES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

The company has assumed liability for debts of group companies, up to a total of 163.0 (2001: 278.0). The related guaranteed debts are included in the consolidated balance sheet for an amount of 163.0 (2001: 278.0).

The company has also assumed liability for the Dutch group companies of which the financial statements have been included in the consolidated financial statements, as provided for in Article 403, sub 1, Title 9, Book 2 of the Dutch Civil Code. This implies that these group companies are not required to prepare their financial statements in every respect in accordance with Title 9 of Book 2 or to publish these.

February 20, 2003, Amstelveen

SUPERVISORY BOARD
K.J. Storm, Chairman
H. Wiegel, Vice-Chairman
J.A.N. van Dijk
F.H.J. Koffrie

EXECUTIVE BOARD
A.M. Zondervan, Chairman
N.J.M. Kramer
R.A. Thorne



Additional information



Auditors' report

INTRODUCTION

We have audited the financial statements of Koninklijke Wessanen nv, Amstelveen, the Netherlands, for the year 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2002, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amstelveen, February 20, 2003

KPMG Accountants N.V.

Appropriation of 2002 net income

in millions euro, unless stated otherwise

From the net income of 101.4 an amount of 61.6 will be transferred to the other reserves, after which 39.8 will be available for distribution.

The remaining amount is proposed to be paid to the holders of common shares as cash dividend of EUR 0.58 per share.

If the General Meeting of Shareholders adopts the financial statements as presented, then the dividend for 2002 will be payable as follows: effective September 11, 2002 the interim dividend of EUR 0.15 per share and effective April 16, 2003, the final dividend of EUR 0.43.

Amstelveen, February 20, 2003

Executive Board

APPROPRIATION OF NET INCOME AS PROVIDED FOR BY THE ARTICLES OF ASSOCIATION

Article 31 of the company's Articles of Association describes the following provisions with respect to the appropriation of net income:

1. Out of the income earned in the past financial year shall first be paid, if possible, a dividend on the preference shares (sub 1).
2. The Executive Board shall then, with the approval of the Supervisory Board, determine what part of the income remaining after the application of sub 1 is to be appropriated to reserves (sub 3).
3. The part of the income remaining after the appropriation to reserves shall be distributed as dividend on the ordinary shares (sub 4).
4. If a loss is recorded in any year, no dividend shall be distributed for that year. No dividend may be paid in subsequent years until the loss has been defrayed out of the income (sub 5).

Special rights conferred by the Articles of Association in matters of control and the appropriation of net income

PREFERRED STOCK

The remit of 'Stichting Preferente Aandelen Koninklijke Wessanen' shall be to safeguard the interests of Koninklijke Wessanen nv, public limited company with its headquarters in Amsterdam, hereinafter referred to as 'the Company', the enterprise associated therewith and all concerned, whereby it shall resist as far as possible any influences which might prejudice, amongst others, the continuity, independence or the identity in a manner that is contrary to the said interests. The Trust shall perform its remit by acquiring preference and other shares in Koninklijke Wessanen nv and by exercising the rights attached thereto. The transfer, encumbrance or disposal of shares in any other manner fall outside this remit, with the exception of transfer to the Company itself or to a group designated by and associated with the Company, and cooperation in the repayment on and withdrawal of shares.

Two agreements have been reached with the Trust on the issue of preferred stock. As at the balance sheet date no preferred stock had been issued.
The Trust Board has five members, three 'A' members and two 'B' members.
The 'A' members are appointed by the Trust Board; the 'B' members are appointed by the Supervisory Board of the Company.
The 'A' members are Messrs N.J. Westdijk, J.M.M. Maeijer and P. Bouw.
The 'B' members are Messrs K.J. Storm and A.M. Zondervan. According to the schedule Mr. Zondervan is due to resign this year as a 'B' member. He will not be eligible for reappointment.

The Company and the Trust Board are agreed that the Trust is independent of the Company as contemplated by Annex X of the Trust Regulations of Euronext Amsterdam N.V., Amsterdam.

Amsterdam, January 31, 2003

Koninklijke Wessanen nv
Stichting Preferente Aandelen Koninklijke Wessanen

Shareholders' information

Shares of Koninklijke Wessanen nv with a nominal value of EUR 1.00 are quoted on the Amsterdam stock exchange. Sponsored ADR's are traded in the United States.

KEY DATES

April 2, 2003	Annual General Meeting of Shareholders
April 4, 2003	Ex-dividend share price
April 16, 2003	Final dividend 2002
May 14, 2003	Publication of the results for the 1st quarter, 2003
August 27, 2003	Publication of the half-year results, 2003
September 9, 2003	Interim dividend, 2003
November 21, 2003	Publication of the results for the 3rd quarter, 2003
February 18, 2004	Publication of the annual results 2003
March 31, 2004	Annual General Meeting of Shareholders

In 2003 meetings will be organized for analysts and investors in the Netherlands and abroad.

EARNINGS PER SHARE AND THE DEVELOPMENT OF THE SHARE PRICE

Earnings from ordinary activities before exceptional items and amortization of goodwill and the dividend per share developed as follows:

in euro	Net income	Dividend	Highest share price	Lowest share price	Year end share price
2002	0.51	0.58	10.30	6.20	6.60
2001	0.94	0.58	14.77	7.76	10.00
2000	1.16	0.58	15.00	9.20	13.15

The average volume traded over all trading days in 2002 was 94,568.

ACT ON THE DISCLOSURE OF INFLUENCE OVER LISTED COMPANIES

In accordance with the Act on the Disclosure of Influence over Listed Companies (1991) the company received a report from Delta Deelnemingen Fonds NV, Gouda, in 2002. The report concerned a capital interest of 5%. Other shareholders with an interest of more than 5% are ING Groep N.V., Commercial Union Assurance PLC and Dexia Bank Nederland N.V.; Campina UA reported an interest of 10% or more.

INVESTOR RELATIONS AND CORPORATE DEVELOPMENT & COMMUNICATIONS

Timo de Grefte
Phone: +31 (0)20 547 95 29
Fax: +31 (0)20 547 95 01
E-mail: corporate.communications@wessanen-hq.com

Condensed consolidated income statement

in millions euro, unless stated otherwise

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
NET SALES	2,829.6	3,967.9	3,933.8	3,016.0	2,620.1	2,534.7	2,130.4	2,098.9	2,242.6	2,171.5
Operating expenses	(2,767.4)	(3,843.3)	(3,780.0)	(2,895.5)	(2,524.0)	(2,393.4)	(2,011.3)	(1,968.0)	(2,093.0)	(2,045.3)
Amortization of IFA	(9.2)	(4.3)	–	–	–	–	–	–	–	–
OPERATING RESULT BEFORE EXCEPTIONAL ITEMS	53.0	120.3	153.8	120.5	96.1	141.3	119.1	130.9	149.6	126.2
EXCEPTIONAL ITEMS	(23.6)	–	–	–	–	–	–	–	–	–
OPERATING RESULT	29.4	120.3	153.8	120.5	96.1	141.3	119.1	130.9	149.6	126.2
Financial income and expenses, net	(16.0)	(32.5)	(38.5)	(20.1)	(24.5)	(22.2)	(15.2)	(18.8)	(8.5)	(0.9)
Income from ordinary activities before taxes	13.4	87.8	115.3	100.4	71.6	119.1	103.9	112.1	141.1	125.3
Taxes	(2.5)	(25.7)	(40.2)	(39.0)	(28.6)	(43.9)	(34.6)	(36.3)	(42.6)	(38.5)
Income from participations and minority interests	0.4	12.1	23.1	20.2	27.2	16.9	14.4	16.2	16.8	26.9
NET INCOME FROM ORDINARY ACTIVITIES	11.3	74.2	98.2	81.6	70.2	92.1	83.7	92.0	115.3	113.7
NET INCOME FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND AMORTIZATION OF IFA	35.8	78.5	98.2	81.6	70.2	92.1	83.7	92.0	115.3	113.7
Extraordinary income and expenses after taxes	90.1	164.8	–	–	69.1	–	(9.0)	1.3	–	(22.7)
Net income	101.4	239.0	98.2	81.6	139.3	92.1	74.7	93.3	115.3	91.0

Condensed consolidated balance sheet

in millions euro, unless stated otherwise

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Current assets*	675.7	821.7	1,007.7	813.0	548.8	739.2	597.2	516.3	562.3	707.6
Current liabilities*	367.9	449.1	651.9	435.2	300.0	377.0	305.3	294.4	324.8	420.4
WORKING CAPITAL	307.8	372.6	355.8	377.8	248.8	362.2	291.9	221.9	237.5	287.2
Fixed assets	462.3	523.8	734.0	661.2	535.9	537.6	528.8	512.8	528.1	459.7
Capital employed	770.1	896.4	1,089.8	1,039.0	784.7	899.8	820.7	734.7	765.6	746.9
Financed by:										
— Group equity	612.7	589.4	476.9	561.8	583.7	532.1	525.2	491.6	509.9	543.9
— Provisions	56.9	55.2	37.8	39.3	52.5	55.6	60.0	74.3	73.1	87.3
— Long-term liabilities	155.7	180.7	192.0	253.9	145.9	115.8	101.7	87.8	125.7	91.5
— Short-term finance	(55.2)	71.1	383.1	184.0	2.6	196.3	133.8	81.0	56.9	24.2
	770.1	896.4	1,089.8	1,039.0	784.7	899.8	820.7	734.7	765.6	746.9
SHAREHOLDERS' EQUITY										
— As a percentage of total assets	51.0%	42.3%	27.1%	37.6%	54.2%	40.8%	46.0%	47.4%	45.7%	45.6%
NET INCOME FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND AMORTIZATION OF GOODWILL										
— As a percentage of the average shareholders' equity	6.7%	13.7%	18.8%	14.0%	12.8%	18.1%	16.4%	19.5%	22.2%	20.4%
— Per share (in euro)	0.51	0.94	1.16	0.95	0.82	1.08	1.01	1.13	1.44	1.39

* excluding short-term finance



Addresses



THE NETHERLANDS

HEAD OFFICE
Koninklijke Wessanen nv
Prof. E.M. Meijerslaan 2
1183 AV Amstelveen
P.O. Box 410
1180 AK Amstelveen
Phone: +31 (0)20 547 95 47
Fax: +31 (0)20 547 95 01
E-mail: info@wessanen-hq.com
Internet: www.wessanen.com

NATURAL & SPECIALTY FOODS
Tree of Life Europe
Zevenheuvelenweg 53-55
5048 AN Tilburg
Phone: +31 (0)13 465 71 00
Fax: +31 (0)13 465 71 20
E-mail: info@tol-europe.com

Boas BV
Stephensonstraat 40
2723 RN Zoetermeer
Phone: +31 (0)79 344 26 00
Fax: +31 (0)79 331 01 61
E-mail: info@boas.nl
Internet: www.boas.nl

Natudis BV
Daltonstraat 38
3846 BX Harderwijk
Phone: +31 (0)341 46 42 11
Fax: +31 (0)341 42 57 04
E-mail: info@natudis.nl
Internet: www.natudis.nl

CEREALS
Dailycer BV
Zevenheuvelenweg 53-55
5048 AN Tilburg
Phone: +31 (0)13 462 55 25
Fax: +31 (0)13 463 08 05
E-mail: dailycer@wxs.nl
Internet: www.dailycer.com

Delicia BV
Zevenheuvelenweg 53-55
5048 AN Tilburg
Phone: +31 (0)13 462 55 25
Fax: +31 (0)13 463 08 05
E-mail: info@delicia-nl.com
Internet: www.delicia.nl

CONVENIENCE FOOD
Beckers BV
Jules Verneweg 84
5015 BM Tilburg
Phone: +31 (0)13 583 52 00
Fax: +31 (0)13 583 52 99
E-mail: info@beckers-nl.com
Internet: www.beckers.nl

BRAZIL

NATURAL & SPECIALTY FOODS
Wessanen do Brasil Ltda
R. Santa Justina, 352
10° andar - cj. 101/102
CEP 04545-041 Sao Paulo/SP
Phone: +55 (0)11 38 42 67 42
Fax: +55 (0)11 38 42 08 92
E-mail: office@wessanen.com.br
Internet: www.wessanen.com.br

GERMANY

NATURAL & SPECIALTY FOODS
Corposan Holding GmbH
Augustaplatz 4
76530 Baden-Baden
Phone: +49 (0)7221 39 28 71
Fax: +49 (0)7221 94 01 85
E-mail: info@tartex.de
E-mail:corposan.holding@t-online.de
Internet: www.tartex.com
Internet: www.allos.de

CONVENIENCE FOOD
Gelderland Frischwaren GmbH
Rotterdamerstrasse 8
46446 Emmerich/Rhein
Phone: +49 (0)2822 60 30
Fax: +49 (0)2822 603 89
E-mail: post@gelderland.de
Internet: www.gelderland.de

Beckers KK-Convenience GmbH
Marienstrasse 3
46325 Borken
Phone: +49 (0)2861 94 70
Fax: +49 (0)2861 94 72 22
E-mail: info@kk-convenience.de
Internet: www.kk-convenience.de

— FRANCE

NATURAL & SPECIALTY FOODS
Distriborg Groupe SA
217, Chemin du Grand Revoyet
69561 Saint Genis Laval Cedex
Phone: +33 (0)4 72 67 10 20
Fax: +33 (0)4 72 67 10 57
E-mail: info@distriborg.com
Internet: www.distriborg.com

CEREALS
Dailycer
Aux Sentiers d'Etelfay
80500 Faverolles
Phone: +33 (0)3 22 78 77 00
Fax: +33 (0)3 22 78 05 94
E-mail: info@dailycer-fr.com
Internet: www.dailycer.com

— UNITED KINGDOM

NATURAL & SPECIALTY FOODS
Kallo Foods Ltd.
Coopers Place
Combe Lane, Wormley
Godalming, Surrey GU8 5SZ
Phone: +44 (0)1428 685100
Fax: +44 (0)1428 685800
E-mail: marketing@kallofoods.com
Internet: www.kallofoods.com

Tree of Life UK Ltd.
Coaldale Road
Off Dalewood Road
Lymedale Business Park
Newcastle under Lyme
Staffordshire ST5 9QH
Phone: +44 (0)1782 567100
Fax: +44 (0)1782 567199
E-mail: info@tol-europe.com

CEREALS
Dailycer Ltd
Halesfield 10
Telford, Shropshire TF7 4LY
Phone: +44 (0)1952 588777
Fax: +44 (0)1952 685955
E-mail: info@dailycer-uk.com
Internet: www.dailycer.com

— USA

HEAD OFFICE
Wessanen USA
405 Golfway West Drive
St. Augustine, FL 32095
Phone: +1 904 940 2400
Fax: +1 904 940 2410
Internet: www.wessanen.com

NATURAL & SPECIALTY FOODS
Tree of Life, Inc.
405 Golfway West Drive
St. Augustine, FL 32095
Phone: +1 904 940 2100
Fax: +1 904 940 2553
E-mail: mailbox@treeoflife.com
Internet: www.treeoflife.com & www.ans-natural.com

Gourmet Award Foods
405 Golfway West Drive
St. Augustine, FL 32095
Phone: +1 904 940 2100
Fax: +1 904 940 2553
E-mail: mailbox@treeoflife.com
Internet: www.treeoflife.com

American Natural & Specialty Brands
405 Golfway West Drive
St. Augustine, FL 32095
Phone: +1 904 940 2100
Fax: +1 904 940 2334
E-mail: anscustsrv@ansbrands.com
Internet: www.ans-natural.com

Liberty Richter
400 Lyster Avenue
Saddle Brook, NJ 07663
Phone: +1 201 843 8900
Fax: +1 201 843 3575
E-mail: info@libertyrichter.com
Internet: www. libertyrichter.com

American Beverage Corporation
1 Daily Way
Verona, PA 15147
Phone: +1 412 8289020
Fax: +1 412 828 9195
E-mail: info@ambev.com
Internet: www.ambev.com &
www.thepartymix.com

— CANADA

NATURAL & SPECIALTY FOODS

Tree of Life / Gourmet Award Foods
Canada - East
6030 Freemont Boulevard
Mississauga, Ontario L5R 3X4
Phone: +1 905 507 6161
Fax: +1 905 507 4357
E-mail: mailbox@treeoflife.com
Internet: www.treeoflife.com

Tree of Life / Gourmet Award Foods
Canada - West
91 Glacier Street
Coquitlam, British Columbia,
Canada V3K 5Z1
Phone: +1 604 941 8502
Fax: +1 604 941 8509
E-mail: mailbox@treeoflife.com
Internet: www.treeoflife.com

Lexicon

BALANCED SCORECARD
This is a method for presenting and communicating the KPI's. It is split into 4 perspectives:
- Organization (development of vitality of the company)
- Internal processes (efficiency and innovation)
- Customers (progress and development of sales and customer relations)
- Financial (the results of the processes)

CFG
Convience Food Group, Wessanen's European division specializing in easy-to-prepare frozen snacks and meal components.

CORPORATE GOVERNANCE
Corporate governance is the system by wich bussiness corporations are directed and controlled.

CROSS-SELLING
Selling of successful product concepts in a new country.

CROSS-SOURCING
Buying of simular products from one supplier in multiple countries.

CSF
Critical Success Factor. We define critical success factors on the basis of our strategic plans. They constitute essential elements in the implantation of our strategy. The CFSs are then translated into KPIs. (See also Value Based Management and Balanced Scorecard).

CURRENCY OPTIONS
A contract under which the buyer acquires the right to buy or sell the forreign currency at a fixed price before a specified date.

DIETARY PRODUCTS
Dietary products are made for people with special dietary needs due to food allergies, food intolarance, weight problems etc.

EBIT
Earnings before interest and tax; operating result.

EBITA
Earnings before interest, tax, and amortization of goodwill.

EBITDA
Earnings before interest, tax, depreciation and amortization of goodwill.

EBITDA-INTEREST RATIO
EBITDA divided by interest paid, expressed as a percentage.

ECONOMIC PREMIUM
The income that is left after the required return for shareholders and the banks have been deducted from the EBITA.

ERP SYSTEM
Enterprice Resource Planning. Software which supports the business processes by processing the information flow regarding supply chain and financials.

EXECUTIVE PERFORMANCE CONTRACT
A steering instrument for assessing Wessanen's management. The EPC consists of a Performance Commitment and a bonus incentive program and is linked to the Value Based Management system.

FORWARD CURRENCY CONTRACTS
Purchase or sale of foreign currency at an exchange rate established now but with payment and delivery (settlement) at a specified future date.

FORWARD INTEREST RATE CONTRACTS
Borrowing or lending of a deposit at a predetermined rate and for a predeterminded period, established now, but with payment and settlement at a specified future date.

FUNCTIONAL FOOD
Functional Food contains specific supplementary ingredients to increase the nutritional value, e.g. vitamins and minerals.

GOODWILL (HISTORICAL)
Goodwill paid when a company is acquired

GOODWILL (COMPUTED)
Goodwill calculated based on the value of the company as derived from their long-term plans

INTEREST RATE OPTIONS
A contract under wich the buyer acquires the right to *buy or sell the underlying bond or deposit at a fixed rate* before a specified date.

KPI
Key Preformance Indictor. Measurable units derived from the Critical Success Factors, wich enable us to pursue our strategic goals. KPIS from part of the Balanced Scorecard. (See also Value Based Management)

NATURAL FOOD
Natural food products contain no artificial additives and undergo very little or no processing

NICHE
A specialized market segment.

ORGANIC FOOD
Organic products are made from ingredients wich are cultivated in a clean and environmentally-friendly manner.

PERFORMANCE COMMITMENT
Individual goals of Wessanen managers wich form the basis for interim coaching, steering and the annual assessment. Part of the Executive Performance Contract.

REMUNERATION AND APPOINTMENT COMMITTEE
Committee of the Supervisory Board that assesses the Executive Board's performance, salary structure, option regulations and pension scheme.

ROI
Return on Investment. A measure of a corporation's profitability, equal to the annual income divided by common stock and preferred stock equity plus long-term debt.

ROIC
Return on Invested Capital. The return on the total capital employed, including all goodwill payments in the past.

SPECIALTIES
A product group with distinguishing features such as specific origins, special ingredients or some other form of exclusitivity.

SUPERNATURALS
National chains in the USA consisting of large professional stores specializing in natural and and organic food.

SUPPLY CHAIN
The full trajectory followed by a product from the base (raw material) to the finished article.

SYNERGIES
Partnerships between the various Wessanen companies that create added value for the organization.

TOL EUROPE
Tree of Life Europe, Wessanen's European division, which focuses on niche products in the market for healthy, natural food and specialties.

TOL NA
Tree of Life North America, Wessanen's largest group, which focuses on niche products in the market for healthy, natural food and specialties.

TREASURY STOCK
Shares in the company's portfolio that are used for stock option purposes

VALUE BASED MANAGEMENT
A system which offers Wessanen's management three strategic instruments so that they can respond swiftly to technological and social change, namely:
- A detailed system for strategic planning, which supports the formulation of concrete action-driven plans.
- A program that guarantees that capital is allocated to projects that deliver value for the shareholders.
- The Balanced Scorecard, which maintains the right balance between short-term and long-term goals.

VEGETARIAN FOOD
Vegetarian products are made exclusively from vegetable ingredients

WACC
Weighted Average Cost of Capital. The cost of debt and equity which indicates the minimum return that must be realized by all our operations.

WELLNESS
A combination of the English words 'well-being' and 'fitness'. Wellness food stands for balance in nutritional patterns: a combination of healthy, high quality, tasty food that is easy to prepare.

Koninklijke Wessanen nv
Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
Internet www.wessanen.com

Koninklijke Wessanen nv | Agenda April 2, 2003

Wessanen

Focus

Markets

Results

Agenda

for the Annual General Meeting of Shareholders to be held on Wednesday, April 2, 2003, at 02:00 p.m. in the Hilton Hotel Amsterdam, Apollolaan 138, Amsterdam.

1 Opening

2 Annual Report of the Executive Board for 2002

3 Annual accounts for 2002:
   a. Adoption of the annual accounts 2002
   b. Discharge of the members of the Executive Board and the Supervisory Board

4 Strategy

5 Appointment of the auditor

6 Proposal for change to the Articles of Association

7 Extension of the authoritative powers of the Joint Meeting with respect to the issue of shares and the restriction or exclusion of the pre-emptive right

8 Authorization for the company to obtain its own shares/depository receipts

9 Proposal for reduction of capital

10 Any other business and conclusion

Appendix

to the Agenda for the Annual General Meeting of Shareholders to be held on Wednesday, April 2, 2003

— ITEM 1 OPENING

— ITEM 2 ANNUAL REPORT OF THE EXECUTIVE BOARD FOR 2002

— ITEM 3 ANNUAL ACCOUNTS FOR 2002

a) Adoption of the annual accounts for 2002, including the allocation of the profits of the financial year 2002.

The proposal is to adopt the annual accounts for 2002 as drawn up by the Executive Board.

The Executive Board has, with the approval of the Supervisory Board, determined to appropriate EUR 61.6 million from the profit; therefore EUR 39.8 million is available for distribution as a dividend on the ordinary shares. Taking into account the interim dividend of EUR 0.15 which has already been paid, the final dividend will amount to EUR 0.43 upon adoption of the annual accounts.
It is proposed that this final dividend be paid fully in cash. The final dividend will be payable as of April 16, 2003.

b) Discharge of the members of the Executive Board and the Supervisory Board.

The proposal is to discharge the members of the Executive Board from responsibility for their management and the members of the Supervisory Board for their supervision thereof, to the extent that such management is reflected in the financial statements.

— ITEM 4 STRATEGY

The wellness strategy and implementation so far will be explained briefly. The potential of the focus on healthy, natural, easy-to-prepare food will be dealt with, as well as the operational priorities for the short term.

— ITEM 5 APPOINTMENT OF THE AUDITOR

Under article 62 of the Articles of Association the General Meeting is empowered to instruct an auditor to examine the annual accounts. It is proposed to appoint KPMG Accountants N.V. as such for the current fiscal year.

— ITEM 6 PROPOSAL FOR CHANGE TO THE ARTICLES OF ASSOCIATION

In order for holders of depository receipts to have control in the Annual General Meeting of Shareholders, it is proposed to change the Articles of Association of Koninklijke Wessanen nv. The changes are intended to grant holders of depository receipts the possibility to request the Stichting Administratie kantoor van Aandelen Koninklijke Wessanen (the Trust) to exercise their voting right on shares (set against the depository receipts issued) according to their own judgement during the Annual General Meeting of Shareholders.
To facilitate authorization, a holder of depository receipts that has deposited depository receipts will simultaneously have made a request to grant him authorization. The authorization granted by the Trust can only be limited, excluded or withdrawn during 'war-time'. With this proposal Wessanen anticipates the (implementation of) the pending bill to change the so-called structure regulations.

— ITEM 7 EXTENSION OF THE AUTHORITATIVE POWERS OF THE JOINT MEETING WITH RESPECT TO THE ISSUE OF SHARES AND THE RESTRICTION OR EXCLUSION OF THE PRE-EMPTIVE RIGHT

In the Articles of Association the Joint Meeting is designated as the body that decides on the issue of shares including the granting of rights to subscribe for shares and on the restriction or exclusion of the pre-emptive right when issuing ordinary shares.

The current authorities of the Joint Meeting for issuing ordinary shares run up to and including April 3, 2004, and for issuing preference shares up to and including April 3, 2005, in accordance with the resolutions of the Annual General Meeting of Shareholders held on April 3, 2002.

It is proposed to extend these authorities as follows:

a. The authorities of the Joint Meeting to decide on the issue of ordinary shares, including the granting of rights to subscribe for ordinary shares, and to the restriction or exclusion of the pre-emptive right when issuing ordinary shares in accordance with articles 6 and 7 of the Articles of Association of the company, will be extended up to and including April 2, 2005.
This authorization relates to no more than 20% of the ordinary shares outstanding.

b. The authority of the Joint Meeting to decide on issuing preference shares, including to grant rights to subscribe for preference shares in accordance with article 6 of the Articles of Association of the company, will be extended up to and including April 2, 2006. This authority relates to all of the non issued preference shares in the authorized capital, as applicable now or at any time in future, leaving the conditions of article 6, sub 5 of the Articles of Association of the company in full force and effect.

— ITEM 8 AUTHORIZATION FOR THE COMPANY TO OBTAIN ITS OWN SHARES/ DEPOSITARY RECEIPTS

According to article 9, sub 2, of the Articles of Association, the authorization of the General Meeting is required for the acquisition by the company of its own shares or depositary receipts thereof, other than for free. This authorization is effective for a maximum period of 18 months; the previous authorization was given in the previous annual meeting.
It is proposed to approve the following authorization: Authorization is given to the Executive Board to obtain, other than for free, its own shares or depositary receipts thereof as referred to in article 9 of the Articles of Association for a period of 18 months, as of the date of this meeting.
The maximum number of shares or depositary receipts thereof which can be obtained on the grounds of this authorization is equal to the maximum which is legally allowed.
The price for ordinary shares or depositary receipts thereof shall not be more than the price on the Stock Exchange plus 10% and no less than EUR 0.01.
The price on the Stock Exchange will be determined on the basis of the average of the final listings according to the Official Price list of the Euronext Amsterdam N.V. during the five consecutive days on which the Stock Exchange is open preceding the day of the purchase. The price for preference shares shall be at most 110% and no less than EUR 0.01.

— ITEM 9 PROPOSAL FOR REDUCTION OF CAPITAL

On October 19, 2001, the Annual General Meeting of Shareholders approved the buy-back of 5,056,678 of company shares. After this date, as part of the share buy-back program, an additional number of 1,014,045 own shares were bought. The Joint Meeting proposed to withdraw these shares, in compliance with the appropriate legal conditions.

— ITEM 10 ANY OTHER BUSINESS AND CONCLUSION

APPLICATION RULES

for attending the Annual General Meeting of Shareholders.

SHAREHOLDERS

Admittance to the General Meeting of Shareholders is open to shareholders and life tenants in whom voting rights are vested, who have communicated the intention to attend the meeting in writing to N.V. Algemeen Nederlands Trustkantoor ANT in Amsterdam ('ANT'), no later than 26 March, 2003, at 04:00 p.m.
They are entitled to attend the meeting, to address the meeting and to exercise their voting rights.
Their voting rights may also be exercised by a person holding a written authorization (proxy) provided that the authorization is received by ANT no later than 26 March, 2003, at 04:00 p.m.
If and as far as a transfer of ordinary shares is not possible as a consequence of the provision enacted in article 11 of the Articles of Association of the company, such person may not act as a proxy of a holder of ordinary shares.

HOLDER OF BEARER DEPOSITARY RECEIPTS

Admittance to the Annual General Meeting of Shareholders is also open to holders of bearer depositary receipts, issued by the "Stichting Administratiekantoor van aandelen Koninklijke Wessanen".
They are entitled to attend the meeting and to address the meeting provided they have had submitted in writing their bearer depositary receipts by the associated institution no later than 26 March, 2003, at 04:00 p.m. to ABN AMRO Bank N.V., Securities Operations / MF2020. Issuing Institutions Corporate Actions. Postbus 3200, 4800 DE in Breda.

Their rights may also be exercised by a person holding a written authorization (proxy), without prejudice to the registration requirement, provided the authorization is received by ANT no later than March 26, 2003, at 04:00 p.m.

TEMPORARY EXCHANGE FOR SHARES

Without prejudice to the statements above with regard to registration and taking into account article 11 of the Articles of Association of the company, holders of bearer depositary receipts attending the meeting can exchange their bearer depositary receipts, temporarily and free of charge, for shares. Therefore, they should give a written statement to ANT no later than March 26, 2003, at 04:00 p.m.
Before the start of the meeting, a deed of (temporary) exchange has to be signed, resulting in the opportunity to exercise voting rights during the meeting.

PROXY VOTING

Without prejudice to the statements above with regard to registration and taking into account article 11 of the Articles of Association of the company, holders of bearer depositary receipts who are unable to attend the meeting may also exchange their bearer depositary receipts for shares, temporarily and free of charge, simultaneously giving a voting authorization and a voting instruction to ANT, Amsterdam, which institution is appointed to vote in accordance with the voting instructions.
In order to put into effect the temporary exchange of bearer depositary receipts for shares and to grant the voting authorization and voting instruction, holders of bearer depositary receipts will need a form which should be obtained as soon as possible from ANT, Herengracht 420, 1017 BZ Amsterdam (phone +31 (0)20 522 25 55, fax +31 (0)20 522 25 00, e-mail address: conversie@ant-trust.nl).
The completed form should be returned by the holder of the bearer depositary receipts to ANT no later than 26 March, 2003, at 04:00 p.m.
Applications not received in time as well as unclear or incomplete proxies will be considered invalid, in view of the fact that verification of the information given at that time will be impossible.

Koninklijke Wessanen nv
Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
Internet www.wessanen.com